File No. 70-8953

                           UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549



                PRE-EFFECTIVE AMENDMENT NO. 2 TO THE

                              FORM U-1

                    APPLICATION AND DECLARATION

                             UNDER THE

             PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                        TUC HOLDING COMPANY
                            Energy Plaza
                         1601 Bryan Street
                        Dallas, Texas  75201

            (Name of companies filing this statement and
              address of principal executive offices)

                                None

              (Name of top registered holding company
               parent of each applicant or declarant)


    Robert A. Wooldridge, Esq.       Erle Nye
    Worsham, Forsythe & Wooldridge,  President and Chief Executive
      L.L.P.                         Texas Utilities Company
    Energy Plaza, 30th Floor         Energy Plaza
    1601 Bryan Street                1601 Bryan Street
    Dallas, Texas  75201             Dallas, Texas  75201



              (Name and address of agents for service)

           The Commission is requested to mail copies of all orders, notices and communications to:


                       Douglas W. Hawes, Esq.
               LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                        125 West 55th Street
                   New York, New York  10019-4513


                         TABLE OF CONTENTS

                                                             Page


   Item 1    DESCRIPTION OF PROPOSED TRANSACTION . . . . . . .  2
        A.   Description of the Parties  . . . . . . . . . . .  2
             1.  TUC . . . . . . . . . . . . . . . . . . . . .  2
             2.  ENSERCH . . . . . . . . . . . . . . . . . . .  5
             3.  The Company . . . . . . . . . . . . . . . . .  8
        B.   Description of the Mergers  . . . . . . . . . . .  9
             1.  Background of the Mergers . . . . . . . . . .  9
             2.  The Merger Agreement  . . . . . . . . . . . . 15

   Item 2    FEES, COMMISSIONS AND EXPENSES  . . . . . . . . . 20

   Item 3    APPLICABLE STATUTORY PROVISIONS . . . . . . . . . 20
             1.   Section 10(b)  . . . . . . . . . . . . . . . 22
                  a.   Section 10(b)(1)  . . . . . . . . . . . 22
                  b.   Section 10(b)(2) -- Fairness of
                       Consideration . . . . . . . . . . . . . 35
                  c.   Section 10(b)(2) -- Reasonableness of
                       Fees  . . . . . . . . . . . . . . . . . 38
                  d.   Section 10(b)(3)  . . . . . . . . . . . 40
             2.   Section 10(c)  . . . . . . . . . . . . . . . 43
                  a.   Section 10(c)(1)  . . . . . . . . . . . 44
                  b.   Section 10(c)(2)  . . . . . . . . . . . 66
             3.   Section 3(a)(1)  . . . . . . . . . . . . . . 71

   Item 4    REGULATORY APPROVALS  . . . . . . . . . . . . . . 73
        A.   Antitrust . . . . . . . . . . . . . . . . . . . . 74
        B.   Texas Public Utility Regulation . . . . . . . . . 75
        C.   Other Federal Regulations . . . . . . . . . . . . 75

   Item 5    PROCEDURES  . . . . . . . . . . . . . . . . . . . 75

   Item 6    EXHIBITS AND FINANCIAL STATEMENTS . . . . . . . . 76
        A.   Exhibits  . . . . . . . . . . . . . . . . . . . . 76
        B.   Financial Statements  . . . . . . . . . . . . . . 78

   Item 7    INFORMATION AS TO ENVIRONMENTAL EFFECTS . . . . . 78





        Pursuant to Sections 9(a)(2) and 10 of the Public Utility

   Holding Company Act of 1935 (the "Act"), TUC Holding Company,

   a Texas corporation (the "Company"), hereby requests that the

   Securities and Exchange Commission (the "Commission")

   authorize the acquisition, as described herein, of all of the issued and outstanding common stock of (i) Texas Utilities

   Company, a Texas corporation ("TUC"), and a holding company with two subsidiaries that are electric utility companies, as defined in Section 2(a)(3) of the Act, and (ii) ENSERCH

   Corporation, a Texas corporation ("ENSERCH"), which, among other things, operates as a gas utility company as defined in

   Section 2(a)(4) of the Act, all pursuant to the terms of the

   Amended and Restated Agreement and Plan of Merger (the "Merger

   Agreement") dated as of April 13, 1996, by and among TUC,

   ENSERCH, and the Company, which is fifty percent owned by TUC and fifty percent owned by ENSERCH.  The Merger Agreement

   provides for the Merger of TUC Merger Corp., a wholly owned subsidiary of the Company, with and into TUC, with TUC to be the surviving corporation (the "TUC Merger"), and ENSERCH

   Merger Corp., a wholly owned subsidiary of the Company, with and into ENSERCH with ENSERCH to be the surviving corporation

   (the "ENSERCH Merger," together with the TUC Merger, the

   "Mergers").  As a result of the Mergers, TUC and ENSERCH will become wholly owned subsidiaries of the Company and the

   Company will change its name to Texas Utilities Company.  The

   Company also hereby requests that the Commission issue an

   order pursuant to Section 3(a)(1) of the Act declaring it

   exempt it from all provisions of the Act except Section

   9(a)(2) following consummation of the Mergers.



   Item 1.  DESCRIPTION OF PROPOSED TRANSACTION

   A.  Description of the Parties

   1.  TUC

   TUC was organized in 1945 and is currently a public utility holding company exempt from all provisions of the Act except

   Section 9(a)(2) by order of the Commission under Section

   3(a)(1).<F1>  TUC owns all of the issued and outstanding

   common stock of two public utility companies as defined under the Act:  (i) Texas Utilities Electric Company ("TU

   Electric"), a Texas corporation engaged in the generation,

   purchase, transmission, distribution and sale of electric

   energy in the north central, eastern and western parts of

   Texas, an area with a population estimated at 5,280,000, and

   (ii) Southwestern Electric Service Company ("SESCO"), a Texas

   corporation engaged in the purchase, transmission,

   distribution and sale of electric energy in ten counties in the eastern and central parts of Texas with a population

   estimated at 125,000.  TU Electric and SESCO are each subject to regulation as a public utility with respect to retail

   electric rates and other matters by the Public Utility

   Commission of Texas (the "PUCT") and by certain municipalities with regard to their rates.  In addition, TU Electric is

   subject to regulation by the Nuclear Regulatory Commission

   (the "NRC") under the Atomic Energy Act of 1954, as amended,

   in connection with its ownership of the Comanche Peak nuclear generating facility.

   ____________________

   <F1> Texas Utilities Company, HCAR No. 9786 (April 5, 1950);
        Texas Utilities Company, HCAR No. 25826 (June 15, 1993).

             TUC's non-utility subsidiaries, all of which are

   Texas corporations unless otherwise indicated,  are as

   follows:

                  (a)  Texas Utilities Australia Pty. Ltd., an

   Australian limited liability company ("TU Australia") in 1995 acquired the common stock of Eastern Energy Limited, a foreign utility company as defined in Section 33 of the Act, which is engaged in the purchase, distribution and sale of electric energy to approximately 475,000 customers in the area of

   Melbourne, Australia.  Eastern Energy is subject to regulation by the Office of the Regulator General of the State of

   Victoria;

                  (b)  Texas Utilities Fuel Company ("Fuel

   Company") owns a natural gas pipeline system, acquires, stores and delivers fuel gas and provides other fuel services at cost for the generation of electric energy by TU Electric;

                  (c)  Texas Utilities Mining Company owns,

   leases and operates fuel production facilities for the surface mining and recovery of lignite at cost for the generation of electric energy by TU Electric;

                  (d)  Texas Utilities Services Inc. ("TU

   Services") provides financial, accounting, information

   technology, customer service, procurement, personnel and other administrative services at cost to TUC system companies.  TU

   Services acts as transfer agent, registrar and dividend paying agent with respect to the common stock of TUC and the

   preferred stock and preferred securities of TU Electric, and as agent for participants under TUC's Automatic Dividend

   Reinvestment and Common Stock Purchase Plan;

                  (e)  Texas Utilities Properties Inc. owns,

   leases and manages real and personal properties, primarily

   TUC's corporate headquarters;

                  (f)  Texas Utilities Communications Inc., a

   Delaware corporation ("TU Communications"), was organized to provide access to advanced telecommunications technology,

   primarily for the TUC system's expected expansion of the

   energy services business;

                  (g)  Basic Resources Inc. was organized for the

   purpose of developing natural resources, primarily energy

   sources and other business opportunities; and

                  (h)  Chaco Energy Company is a New Mexico

   corporation which currently leases extensive coal reserves in that State.

                  The common stock, without par value, of TUC

   ("TUC Common Stock") is listed on the New York Stock Exchange

   ("NYSE"), the Chicago Stock Exchange and the Pacific Stock

   Exchange.  As of March 31, 1996, there were 225,841,037 shares of TUC Common Stock outstanding.

                  For the year ended December 31, 1995, TUC's

   operating revenues on a consolidated basis were approximately

   $5.64 billion, of which approximately $5.61 billion was

   derived from TU Electric's and SESCO's electric operations.

   Consolidated assets of TUC and its subsidiaries at December

   31, 1995 were approximately $21.5 billion, of which

   approximately $17.7 billion consists of identifiable utility property, plant and equipment.

                  A more detailed summary of information

   concerning TUC and its subsidiaries is contained in TUC's

   Annual Report on Form 10-K for the year ended December 31,

   1995 and TUC's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996 and June 30, 1996, which are incorporated herein by reference as Exhibits H-1, H-3 and H-5,

   respectively.

                  2.  ENSERCH

             ENSERCH, an integrated company focused on natural

   gas, is the successor to a company organized in 1909 for the purpose of providing natural-gas service to north Texas.

   Through its Lone Star Gas Company division ("Lone Star"),

   ENSERCH is a gas utility company that purchases and

   distributes natural gas to over 1.3 million residential,

   commercial, industrial and electric-generation customers in approximately 550 cites and towns, including the Dallas/Fort

   Worth Metroplex.  Lone Star is subject to regulation with

   respect to rates charged to customers for gas delivered

   outside incorporated cities and towns and with respect to

   certain other corporate matters by the Texas Railroad

   Commission (the "Railroad Commission").  Rates within

   incorporated cities and towns in Texas are subject to the

   original jurisdiction of the local city council with appellate review by the Railroad Commission.  Lone Star also provides consulting services with respect to gas distribution.

             ENSERCH's non-utility operations are as follows:

                  (a)  Enserch Exploration, Inc. ("EEX"), 83.4%

   of whose outstanding common stock is currently directly or indirectly owned by ENSERCH, is engaged in the exploration for, and the development, production and sale of, natural gas and crude oil.  Pursuant to the terms of the Preliminary

   Merger and the Distribution (as described below), EEX will not become part of the TUC holding company system;

                  (b)  Lone Star Energy Company ("LSEC") and its

   wholly-owned subsidiary Lone Star Energy Plant Operations,

   Inc. ("LSEPO"), both Texas corporations wholly-owned by

   ENSERCH, are engaged in the compressed natural gas business and own and operate four thermal energy plants providing

   heating and cooling to institutional customers.  Prior to the consummation of the Mergers, LSEC will be liquidated and,

   pursuant to the terms of the Preliminary Merger and the

   Distribution (as described below), LSEPO, the successor to

   EEX, will be spun-off such that neither LSEC nor LSEPO will become part of the TUC holding company system;

                  (c)  Lone Star Pipeline Company, a division of

   ENSERCH, owns a natural gas pipeline in Texas and is engaged in the gathering, processing and marketing of natural gas.

   Lone Star Pipeline is regulated with respect to gas

   transportation rates by the Railroad Commission;

                  (d)  Enserch Processing Company, a division of

   ENSERCH, is engaged in the processing of natural gas for the recovery of natural gas liquids;

                  (e)  Enserch Energy Services, Inc., a wholly-

   owned subsidiary of ENSERCH, is a marketer of natural gas and natural gas services primarily in the northeast, midwest and west coast;

                  (f)  Enserch Development Corporation is a

   division of ENSERCH which is engaged in development activities relating to independent electric power generation projects,

   and;

                  (g)  Fleet Star of Texas, L.C. ("Fleet Star")

   and TRANSTAR Technologies, Inc. ("TRANSTAR"), both of which are 50% owned by ENSERCH, are engaged in compressed natural gas businesses.  Fleet Star owns public natural gas fueling stations and TRANSTAR provides turnkey natural gas vehicle conversions and related services.

             The common stock, currently par value $4.45 per

   share,<F2> of ENSERCH ("ENSERCH Common Stock")is listed on the NYSE, the Chicago Stock Exchange and the London Stock

   Exchange.  As of March 15, 1996, there were 68,626,602 shares of ENSERCH Common Stock outstanding.

   ____________________

   <F2> In order to facilitate the Distribution, ENSERCH is asking for shareholder approval to change the par value of the ENSERCH Common Stock to $.01 per share.


        For the year ended December 31, 1995, ENSERCH's

   operating revenues on a consolidated basis were approximately

   $1.9 billion, of which approximately $887 million was

   attributable to natural gas distribution activities and

   approximately $220 million to oil and gas exploration and

   production.  Consolidated assets of ENSERCH and its

   subsidiaries at December 31, 1995 were $3.4 billion, of which approximately $948 million consists of gas distribution

   property, plant and equipment and $2.6 billion consists of oil and gas exploration and production property, plant and

   equipment.

             A more detailed summary of information concerning

   ENSERCH and its subsidiaries is contained in ENSERCH's Annual

   Report on Form 10-K for the year ended December 31, 1995 and

   ENSERCH's Quarterly Reports on Form 10-Q for the quarters

   ended March 31, 1996 and June 30, 1996 which are incorporated herein by reference as Exhibits H-2, H-4 and H-6,

   respectively.

                  3.  The Company

             The Company was formed under the laws of Texas to

   become a holding company for TUC and ENSERCH following the

   Mergers and for the purpose of facilitating the Mergers.  The

   Company's authorized capital stock will consist of 500,000,000 shares of common stock, without par value (the "Company Common

   Stock"), and 50,000,000 shares of preferred stock, $25 par

   value per share.   The Company will have no operations prior

   to the Mergers other than those contemplated by the Merger

   Agreement to accomplish the Mergers.  Prior to the Mergers,

   the Company will form the following two wholly owned

   subsidiaries:

             a.  TUC Merger Corp. will be formed as a Texas

   corporation solely for the purpose of facilitating the TUC

   Merger.  TUC Merger Corp. will not have any operations other than the activities contemplated by the Merger Agreement

   necessary to accomplish the TUC Merger.

             b.  ENSERCH Merger Corp. will be formed as a Texas

   corporation solely for the purpose of facilitating the ENSERCH

   Merger.  ENSERCH Merger Corp. will not have any operations other than the activities contemplated by the Merger Agreement necessary to accomplish the ENSERCH Merger.

             B.   Description of the Mergers

                  1.  Background of the Mergers

             During the early 1990's, management of ENSERCH in

   its continuing efforts to enhance shareholder value developed a plan to establish ENSERCH as an integrated natural gas

   company engaged in natural gas and oil exploration and

   production, natural gas pipeline transmission, natural gas gathering, natural gas liquids processing, natural gas

   marketing, natural gas distribution and electric power

   generation.  In furtherance of this objective, several non-

   core businesses were divested and EEX was converted from a partnership into a corporation.  Internal organization changes were also undertaken to sharpen the focus of the business

   units.  Despite these changes, management continued to believe that ENSERCH's share price did not fully reflect its

   underlying values, and was concerned that ENSERCH's

   capitalization restricted its ability to finance investment needed to support ongoing activities and to take full

   advantage of available opportunities without impairing the rating of its public debt.  Management was also monitoring the trends toward consolidation in the electric utility industry,

   vertical integration in the natural gas industry, and the

   potential for consolidation and integration of the natural gas and electric utility industries.

                  On November 29, 1995, Mr. Erle Nye, President

   and Chief Executive of TUC, informally approached Mr. David W.

   Biegler, Chairman, President and Chief Executive Officer of

   ENSERCH, following a Dallas Chamber of Commerce meeting, to discuss trends in the natural gas and electric utility

   industries and public speculation concerning the future of

   ENSERCH.  Mr. Nye indicated that TUC would be interested in discussing the possibility of a business combination with

   ENSERCH and/or Mr. Biegler's joining TUC management.

                  Between November 1995 and January 1996, ENSERCH

   management continued to evaluate various strategic

   alternatives.  ENSERCH management also had internal

   discussions regarding ENSERCH's financial performance and

   prospects and the developments in the electric and gas utility industries.  ENSERCH management continued to believe that

   ENSERCH's share price did not fully reflect its underlying values, including the value of its investment in EEX, despite the public offering of EEX Common Stock in September 1995.  In

   January 1996, ENSERCH management determined to explore more intensively potential strategic alternatives.  During the same period, Mr. Nye considered further the possibility of a

   transaction with ENSERCH, sought advice from TUC's regular corporate counsel, Worsham, Forsythe & Wooldridge, L.L.P., and contacted the investment banking firm of Barr Devlin & Co.

   Incorporated ("Barr Devlin") to provide assistance.

                  At a meeting on January 25, 1996, Mr. Biegler

   informed Mr. Nye of his intention to recommend to the ENSERCH

   Board a process to better define a strategic plan for ENSERCH.

   Mr. Biegler indicated that he expected business combinations would be among the alternatives considered.  Mr. Nye made it clear at this meeting that TUC had no interest in EEX and,

   therefore, any transaction TUC might propose should not

   include ENSERCH's ownership interest in EEX.  ENSERCH

   management engaged Covington & Burling, which had acted as counsel to ENSERCH for many years, to advise it in connection with the development of the plan.  On or about February 1,

   1996, Deloitte & Touche Consulting Group was retained by TUC to assist management in its identification of potential

   synergies that might be realized from a possible transaction with ENSERCH.

                  On February 15, 1996, Mr. Biegler telephoned

   Mr. Nye to inform him of the decision of the ENSERCH Board at its meeting on February 13, 1996 to commence a process which could lead to consideration of possible business combinations and that Morgan Stanley would be engaged as ENSERCH's

   financial advisor for this purpose.  Mr. Nye indicated that

   TUC remained interested in considering making a proposal and would begin to finalize its evaluation.

                  On February 16, 1996, the TUC Board met for its

   regular quarterly board meeting at which representatives of

   Worsham, Forsythe & Wooldridge, L.L.P., and Barr Devlin were in attendance and discussed various matters related to a

   possible transaction with ENSERCH.  Possible corporate

   structures for a transaction, required approvals, strategic rationale, ENSERCH and its operations, and preliminary

   financial analyses were discussed.  TUC's management, with the assistance of Deloitte & Touche Consulting Group, also

   discussed with the Board management's preliminary view of

   potential synergies resulting from a possible transaction.  On several occasions between February 16 and February 24, Mr.

   Biegler and Mr. Nye spoke by telephone about the process by which the two companies would consider a business combination proposal.  During the month of March 1996, the special

   committee of the ENSERCH Board (the "ENSERCH Special

   Committee"), which was established to develop a strategic plan for ENSERCH, met twice to discuss the strategic alternative available to ENSERCH.

                  On March 1, 1996, TUC formally retained Barr

   Devlin as its financial advisor with respect to a prospective transaction.  On March 14, 1996, TUC retained the firms of

   LeBoeuf, Lamb, Greene & MacRae, L.L.P. and Reid & Priest LLP

   to provide additional legal assistance and tax advice.  On

   March 19, 1996, Morgan Stanley began discussions with Barr

   Devlin.  The preliminary discussions focused on confirming the general views of the principals and negotiation of a

   confidentiality agreement.  On March 20, 1996, ENSERCH and TUC executed a confidentiality agreement in which TUC undertook to keep confidential all information provided by ENSERCH in

   connection with TUC's review of a possible transaction.  TUC also agreed not to make any offer regarding a possible

   business combination or to participate in any proxy

   solicitation involving ENSERCH without the prior written

   consent of the ENSERCH Board.

                  At ENSERCH's regular Board Meeting on March 26,

   1996, Mr. Biegler and the ENSERCH Special Committee reported to the ENSERCH Board on the status of the activities of the

   ENSERCH Special Committee and Morgan Stanley.  Following the

   ENSERCH Board meeting, in a discussion with one of the

   directors, Mr. Biegler learned that another company had a

   possible interest in a business combination with ENSERCH.  The chairman of the other company subsequently telephoned to

   request a meeting with Mr. Biegler, which was scheduled for

   April 9, 1996.

                  At a meeting on March 27, 1996, Mr. Biegler

   advised Mr. Nye of the possible interest by the other company.

   Mr. Nye reported that he had heard rumors of the other

   company's interest in ENSERCH and stated that TUC would not look favorably upon a bidding contest.  Mr. Nye expressed

   willingness to devote additional resources to consideration of a possible business combination with ENSERCH.

                  ENSERCH retained additional outside counsel to

   assist it in connection with a possible business combination -

   - Skadden, Arps, Slate, Meagher & Flom; Jackson & Walker,

   L.L.P., and King & Spalding.  TUC retained S. S. Swiger, a former officer and controller of TUC, to provide further

   assistance on financial and accounting matters.

                  The ENSERCH Special Committee met again on

   April 4, 1996 with Mr. Biegler and other senior officers of

   ENSERCH.  Mr. Biegler reported on the status of the

   discussions with TUC and the upcoming meeting with the

   chairman of the other company.  During this period Morgan

   Stanley and Barr Devlin were discussing valuation of ENSERCH and certain other issues relating to the feasibility of a

   combination.  Between March 27 and April 4, 1996, Mr. Biegler

   and Mr. Nye spoke several times to discuss facilitating TUC's preliminary due diligence investigation of ENSERCH but did not discuss substantive terms of a transaction.

                  On April 4 and 5, 1996, members of management

   of ENSERCH and TUC met to respond to TUC's questions arising from its preliminary due diligence investigation.  The

   prospects for the various ENSERCH businesses and issues

   pertinent to each were discussed.  At this same time Morgan

   Stanley and Barr Devlin shared their views on valuation

   parameters.  On April 5, 6 and 8, 1996, Morgan Stanley met with senior ENSERCH management to discuss issues relating to a possible combination with TUC.

                  On April 9, 1996, Mr. Biegler met with the

   chairman of the other company.  The trends in the electric and gas utility industries were discussed.  The other chairman indicated interest in discussing a negotiated business

   combination with ENSERCH provided EEX was first divested, but presented no offer.  Mr. Biegler indicated he was not in a position to provide any information and could make no

   commitments, but he would respond in due course.  Mr. Biegler reported this meeting to the ENSERCH Special Committee and the

   ENSERCH Board.

                  On April 9, 1996, a special meeting of the

   Board of Directors of TUC regarding the proposed acquisition took place, at which Mr. S.S. Swiger and representatives of

   Worsham, Forsythe & Wooldridge, LLP, Deloitte & Touche

   Consulting Group and Barr Devlin were present.  Items

   discussed included the strategic benefits of a gas company acquisition, the history and background of ENSERCH, an

   overview of ENSERCH's businesses, a description of the

   potential transaction, financial and synergy analyses,

   evaluations based on a discounted cash flow analysis, market valuation of similar companies, and a range of potential

   purchase prices.  Barr Devlin provided an oral opinion on the range of conversion ratios that would be fair from a financial point of view to TUC and the holders of TUC Common Stock.  Mr.

   Nye later agreed upon a conversion ratio with ENSERCH within the range discussed by Barr Devlin.  At such meeting, the

   Board, by resolution, authorized Mr. Farrington, the Chairman of TUC, and Mr. Nye to enter into the transaction if a price in the recommended range would be accepted by ENSERCH.

                  The ENSERCH Special Committee, senior

   management of TUC and ENSERCH and the representatives of TUC and ENSERCH met numerous times over the first two weeks of

   April 1996 to discuss potential terms of the proposed

   transaction.  On April 13, 1996, the ENSERCH Board met and approved the Merger Agreement and the Merger Agreement was signed.  On April 15, 1996, the Merger Agreement was publicly announced.

                  2.  The Merger Agreement

                  The Merger Agreement provides that TUC and

   ENSERCH shall cause the Company to form two subsidiaries, TUC

   Merger Corp. and ENSERCH Merger Corp.  TUC Merger Corp. shall be merged with and into TUC, with TUC as the surviving

   corporation and ENSERCH Merger Corp. shall be merged with and into ENSERCH, with ENSERCH as the surviving corporation.  As a result of the Mergers, TUC and ENSERCH will become

   subsidiaries of the Company, and TUC would become an

   intermediate holding company over TU Electric and SESCO.  The

   Merger Agreement is incorporated herein by reference as

   Exhibit B-1.  In the Mergers:

        -    Each issued and outstanding share of TUC Common

             Stock (other than any shares of TUC Common Stock

             owned by TUC, any subsidiary of TUC, ENSERCH or any

             subsidiary of ENSERCH, all of which will be

             cancelled without consideration and will cease to

             exist), will be converted into one share of Company

             Common Stock.

        -    Each issued and outstanding share of ENSERCH Common

             Stock, together with the associated rights (the

             "ENSERCH Rights") to purchase, in certain specified

             circumstances, interests in ENSERCH voting

             preference stock or, in other specified

             circumstances, shares of ENSERCH Common Stock,

             pursuant to the terms of the Rights Agreement

             between ENSERCH and Harris Trust Company of New

             York, as Rights Agent thereunder, dated as of March

             26, 1996 (other than any shares of ENSERCH Common

             Stock owned by ENSERCH, any subsidiary of ENSERCH,

             TUC or any subsidiary of TUC, all of which will be

             cancelled without consideration and will cease to

             exist), will be converted into that number of shares

             of Company Common Stock obtained by dividing $8.00

             by the average closing sales price of TUC Common

             Stock as reported on the New York Stock Exchange

             Consolidated Transactions Tape on each of the 15

             consecutive trading days preceding the fifth trading

             day prior to the consummation of the Mergers (the

             "Average TUC Price"); provided, however, in no event

             will the Average TUC Price be deemed to be less than

             $35.625 or more than $43.625.

        -    Each share of capital stock of the Company issued

             and outstanding immediately prior to the Mergers

             will be cancelled without consideration and will

             cease to exist.

             Upon consummation of the Mergers, each certificate

   representing shares of TUC Common Stock or ENSERCH Common

   Stock issued and outstanding prior to the Mergers will

   represent instead, in the case of TUC Common Stock, the shares of, and, in the case of ENSERCH Common Stock, the right to receive the shares of, Company Common Stock (and cash in lieu of a fractional shares if any) into which those issued and outstanding shares will be converted.  The ratio for

   converting TUC Common Stock into Company Common Stock is

   referred to hereinafter as the "TUC Conversion Ratio," and the ratio for converting ENSERCH Common Stock into Company Common

   Stock is referred to hereinafter as the "ENSERCH Conversion

   Ratio," together with the TUC Conversion Ratio, the

   "Conversion Ratios."  Any shares of the adjustable rate

   cumulative preferred stock series E and the adjustable rate cumulative preferred stock series F of ENSERCH (the "ENSERCH

   Preferred Stock") that remain outstanding at the time of

   consummation of the Mergers shall remain outstanding preferred stock of ENSERCH.  The 6 3/8% convertible subordinated

   debentures due 2002 issued by ENSERCH (the "ENSERCH

   Convertible Debentures") outstanding at the time of the

   Mergers shall remain outstanding convertible debentures of

   ENSERCH.  ENSERCH shall take such action as may be necessary so that, after the consummation of the Mergers, the ENSERCH

   Convertible Debentures shall be convertible in accordance with their terms only for shares of Company Common Stock and the

   Company shall authorize and reserve for issuance, or otherwise provide, a sufficient number of shares of Company Common Stock for delivery upon conversion of the then outstanding ENSERCH

   Convertible Debentures.  In connection with the Mergers, the

   Company will change its name to Texas Utilities Company.

             The Merger Agreement provides that immediately prior

   to the consummation of the Mergers, EEX will be merged (the

   "Preliminary Merger") with and into LSEPO, which in the

   Preliminary Merger will change its name to Enserch

   Exploration, Inc. ("New EEX").  Subsequent to the Preliminary

   Merger and prior to the consummation of the Mergers, ENSERCH will make a pro rata distribution to the shareholders of

   ENSERCH (the "Distribution") of all of the outstanding shares of Common Stock of New EEX owned by ENSERCH.  Pursuant to the

   Distribution, each shareholder of ENSERCH will receive a

   distribution of approximately 1.5 shares of New EEX common stock, par value $.01 per share for each one share of ENSERCH common stock held by such shareholder.

             Based upon the Average TUC Price which would have

   been applicable had the Mergers been consummated on April 12,

   1996 and the number of shares of TUC Common Stock and ENSERCH

   Common Stock outstanding on such date, each ENSERCH

   shareholder would have received pursuant to the Mergers 0.20 of a share of Company Common Stock for each share of ENSERCH

   Common Stock held by such shareholder and TUC and ENSERCH

   shareholders would have held approximately 94.3 percent and

   5.7 percent, respectively, of the 239,571,542 aggregate number of shares of Company Common Stock that would have been

   outstanding immediately after consummation of the Mergers.

             The Mergers are subject to customary closing

   conditions, including the receipt of the requisite approval of the holders of TUC and ENSERCH Common Stock (which occurred on

   November 15, 1996) and all necessary governmental approvals,

   including approval of the Commission.

             The Mergers are designed to qualify as a tax-free

   transactions under Section 351 of the Internal Revenue Code of

   1986, as amended (the "IRC").  The Mergers will be accounted for by the purchase method.

             It should also be noted that pursuant to the Stock

   Option Agreement dated as of April 13, 1996, by and between

   ENSERCH and TUC (the "Stock Option Agreement"), ENSERCH has

   granted TUC the right (the "Option"), to purchase, under

   certain circumstances relating to a Business Combination (as defined in the Stock Option Agreement) proposal by a third party, up to 3,363,570 authorized but unissued shares of

   ENSERCH Common Stock, subject to adjustment (which represents

   4.9% of the outstanding common stock of ENSERCH on March 31,

   1996), at $16.375 per share.  The exercise of the Option is subject to certain conditions set forth in the Merger

   Agreement relating to Business Combination proposals by third parties and rights of termination.  Because the Option does not create a "present right to vote" it is not a voting

   security within the meaning of Section 2(a)(17) of the Act and its grant was therefore not jurisdictional under Section

   9(a)(2) of the Act.

   Item 1    FEES, COMMISSIONS AND EXPENSES

             The fees, commissions and expenses of the Company

   expected to be paid or incurred, directly or indirectly, in connection with the transactions described above are estimated as follows:

        Commission filing fee
        relating to Application
        on Form U-1  . . . . . . . . . . . . . . . . . . . $2,000

        Commission filing fee for the
        Joint Proxy/Registration Statement
        on Form S-4  . . . . . . . . . . . . . . . . 3,412,959.40

        Legal Fees . . . . . . . . . . . . . . . . . . . . . .  *

        Miscellaneous  . . . . . . . . . . . . . . . . . . . .  *

                  Total  . . . . . . . . . . . . . . . . . . .  *

        *To be filed by amendment.


   Item 2    APPLICABLE STATUTORY PROVISIONS

             The following sections of the Act are directly or

   indirectly applicable to the proposed Mergers:  Sections

   9(a)(2) and 10.  To the extent other sections of the Act or the Commission's rules thereunder are deemed applicable to the

   Mergers, such sections and rules should be considered to be set forth in this Item 3.

             Section 9(a)(2) makes it unlawful, without approval

   of the Commission under Section 10, "for any person ... to acquire, directly or indirectly, any security of any public utility company, if such person is an affiliate ... of such company and of any other public utility or holding company, or will by virtue of such acquisition become such an affiliate."

   Because the Company will, by virtue of the proposed

   transaction, become an affiliate of TUC and its two public utility subsidiaries, TU Electric and SESCO, as well as an affiliate of ENSERCH, Section 9(a)(2) requires approval by the

   Commission of the proposed transaction under Section 10.  The

   Company believes that the proposed transaction meets the

   requirements of Sections 9(a)(2) and 10.

             In reviewing this transaction, it is important to

   remember that, as recognized throughout Commission decisions and in the comprehensive report issued by the Division of

   Investment Management in June 1995 entitled "The Regulation of

   Public-Utility Holding Companies," (the "Report"), the framers of the Act understood the need and intended for the Act to be interpreted in a flexible manner, taking into account changes in the nature of the utility industry over time.<F3>

   While the parties believe that the requested authorization is well within existing precedent, changes in the industry make the case for the transaction even more compelling.  For

   example, one change that the Commission has recently

   explicitly recognized is that "the utility industry is

   evolving towards a broadly based energy-related

   business.<F4>  As will be discussed in greater detail

   below, this fundamental evolution influences not only the

   appropriate notion of what a utility system consists of, but also affects the value of benefits gained by becoming a full energy services utility system.

   ____________________

   <F3> In addition to the Report, see Consolidated Natural Gas
        Company, HCAR No. 26512 (April 30, 1996) (the "CNG Order"); Unitil Corporation, HCAR No. 25524 (Apr. 24, 1992).

   <F4> See, CNG Order.  See also, Unitil Corp., HCAR No. 26527 (May
        31, 1996).


                  1.   Section 10(b)

                  Section 10(b) provides that, if the

   requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition under Section 9(a) unless:

                  (1)  such acquisition will tend towards

   interlocking relations or the concentration of control of

   public utility companies, of a kind or to an extent

   detrimental to the public interest or the interests of

   investors or consumers;

                  (2)  in case of the acquisition of securities

   or utility assets, the consideration, including all fees,

   commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such

   acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

                  (3)  such acquisition will unduly complicate

   the capital structure of the holding company system of the applicant or will be detrimental to the public interest or the interests of investors or consumers or the proper functioning of such holding company system.

             a.   Section 10(b)(1)

             The Company believes that the Mergers will not tend

   towards interlocking relationships or concentrations of

   control that would be detrimental to the public interest or the interest of investors of consumers because (i) following the Mergers, TU Electric and SESCO will remain subject to

   regulation by the PUCT and various municipalities, and Lone

   Star will remain subject to regulation by the Railroad

   Commission and various municipalities, which bodies operate pursuant to regulations specifically designed to protect the public interest and the interests of consumers, (ii) the

   combination of Lone Star with the TUC utility system will not increase the size of the system dramatically, and following the Mergers, the Company will be a utility holding company comparable or smaller in size to other utility holding

   companies that the Commission has approved, (iii) because of the nearly total absence of cross elasticity of demand as

   explained below, TU Electric and SESCO have few occasions to compete directly with Lone Star; and TU Electric and SESCO,

   and Lone Star, each operate in competitive markets which will not change as a result of the Mergers, (iv) there will be

   limited interlocking relations following consummation of the

   Mergers, and, (v) as a result of the Mergers, the Company

   expects to achieve significant savings and expects to be able to compete more effectively in the evolving utility industry,

   both of which will benefit consumers and ratepayers and are in the public interest.

             First, all of the operating utilities will be

   subject to regulation with respect to rates and other

   corporate matters by regulatory bodies in Texas, which

   function to protect the interest of consumers and the public interest.  TU Electric and SESCO are currently, and following the Mergers will remain, subject to the jurisdiction of the

   PUCT and certain municipalities with regard to their rates.

   In addition, certain corporate activities by TU Electric and

   SESCO are also, and will remain, subject to regulation by the

   PUCT.  Lone Star is regulated by the Railroad Commission and

   550 municipalities with respect to its rates and the Railroad

   Commission also has jurisdiction over certain corporate

   activities of ENSERCH.  The level of regulatory authority over

   ENSERCH and Lone Star will not be affected by the

   Mergers.<F5>  Indeed, as set forth in Exhibit D-1 hereto,

   the principal body with regulatory jurisdiction over ENSERCH,

   the Railroad Commission, has indicated to the Commission that it has no objection to the Mergers, and that it will rely on its existing authority to protect the interests of ratepayers subject to its jurisdiction.  At a recent conference on

   industry restructuring, Pat Woods, Chairman of the PUCT,

   characterized this transaction as "the wave of the future."

   Similarly, in reference to the proposed Merger,  Commissioner

   Massey of the Federal Energy Regulatory Commission stated

   "[t]his, I'm sure, is just the beginning of mergers such as these between the two industries ... [g]as companies need

   electric expertise and markets; electric companies need gas expertise and markets."<F6> Judging by the reaction of the key regulatory bodies, it seems clear that the utility system created by the Mergers is one that regulators believe is

   becoming more commonplace and is one that will be subject to multiple forms of regulation, each of which is designed to protect the interests of concerned parties under the Act.

   _____________________

   <F5> The only area of regulation over the utilities that is likely to be affected by the Mergers is affiliate transactions, since all of the utilities will have new affiliates. Pursuant to Section 5.06 of the Gas Utility Regulatory Act of Texas, in making rate decisions, the Railroad Commission and the municipalities have jurisdiction over, and must consider that:

             payment to affiliated interests for costs of any services, or any property right or thing or for interest expense may not be used to establish just and reasonable rates for gas utility service ... except to the extent the regulatory authority shall find such payment to be reasonable and necessary for each item or class of items as determined by the regulatory authority.

        Similarly, the PUCT has "jurisdiction over affiliated interests having transactions with public utilities under the jurisdiction of the commission to the extent of access to all accounts and records of such affiliated interests relating to such transactions," (Public Utility Regulatory Act of 1955, Section 1.271) and may take such information into account when setting rates for the electric utilities.

   <F6> "Commissioners Mull Impact of Electric Rules on Gas", Inside
         FERC, May 6, 1996, p.5.


             As mentioned above, the Mergers are not detrimental

   to the public interest or the interest of investors or

   consumers as they will not result in a significant increase in the size of the utility system at issue, and will create a system that is comparable to other utility systems.  As of

   June 30, 1996, TUC had assets of $21.6 billion, while for the year ended December 31, 1995, TUC had operating revenues of

   $5.6 billion and 2.33 million utility customers.  As of

   June 30, 1996, ENSERCH had assets of $3.4 billion, while for the year ended December 31, 1995, ENSERCH had operating

   revenues of $1.9 billion, and approximately 1.28 million

   utility customers.  On a pro forma basis, giving effect to the distribution, (i) as of June 30, 1996, the combined assets of the Company would have totaled approximately $24 billion; and

   (ii) for the year ended December 31, 1995, the Company would have had combined operating revenues would have totaled

   approximately $7.4 billion and approximately 2.78 million

   utility customers.<F7>  The Commission has approved

   acquisitions involving similar sized operating utilities (see

   Entergy Corp., HCAR No. 25952 (Dec. 17, 1993) approving the acquisition of Gulf States Utilities, with combined assets at time of acquisition in excess of $21 billion; The Southern

   Company, HCAR No. 24579 (Feb. 12, 1988) approving the

   acquisition of Savannah Electric and Power Company to create a system with assets of $20 billion and 3.25 million customers)

   and has not found the size of other existing holding companies of similar size to be problematic.<F8>

    ____________________

    <F7> As a result of their overlapping service territory, the combined entity is expected to have only 450,000 additional utility customers added to the number of customers presently served by the TUC system.

    <F8> The Southern Company System, for example, has assets of approximately $27 billion and revenues of approximately $8.3 billion, while American Electric Power has assets of approximately $15.7 billion, revenues of approximately $5.5 billion and approximately 2.9 million utility customers. Entergy, which as a result of its acquisition of Gulf States Utilities Company provides service in the State of Texas, currently has approximately 2.4 million utility customers.


             The Mergers will not have a detrimental effect on

   competition in Texas.  After the Mergers, the TUC companies and Lone Star will operate in the same competitive

   environments in which they operate today, for several reasons.

             First, there is little substitution between gas and

   electricity as energy sources in most industrial and

   commercial applications.  Technically, gas cannot be

   substituted for electricity on an instantaneous basis because most industrial and commercial processes are energy-specific.

   Thermal processes most often employ natural gas, while motor and machine driven processes employ electricity.  Where an industrial or commercial application permits the use of either fuel, the substitution of one fuel for another requires

   equipment investment and other expense that does not allow substitution in response to small but significant price

   changes.  Most often, the choice of fuel is dictated by

   numerous considerations in addition to fuel prices, such as quality control, safety and environmental concerns.

             The limited substitutability between gas and

   electricity in industrial and commercial settings is evident from the following:

        -    In the first seven months of 1996, for example, TU

             Electric identified revenues equal to only 0.18% of

             its $3.1 billion in 1995 sales to non-residential

             customers to be at risk from natural gas

             competition.

        -    Eighty percent of the industrial consumption of

             natural gas in the South Census Region is used for

             process heat and as boiler fuel, while less than 10%

             of industrial consumption of electricity in this

             Region is used for process heat.

        -    Eighty-five percent of the electricity consumed by

             industrial customers in TU Electric's service area

             is used for machine drive, lighting,

             electrotechnology and space cooling.  There is

             virtually no gas substitution for lighting,

             electrotechnology and space cooling; and only 3% of

             gas consumption by industrial customers is used for

             machine drive.

        -    Gas is not a substitute for electricity in 85-90% of

             the electricity sales made to commercial customers.

             Lighting, office equipment, motors and refrigeration

             account for almost 46% of TU's electricity sales to

             commercial end-users.  Natural gas is not a

             substitute for commercial lighting or office

             equipment applications, and is only rarely used in

             commercial motors and refrigeration.  Space cooling

             accounts for 41% of TU's sales to commercial

             customers.  Only 1.9% of TU's non-residential

             customers use natural gas for space cooling.

        -    Gas and electricity may be substituted in commercial

             space heating, water heating and cooking, which

             constitute only 10% of TU Electric's commercial

             electricity sales.  However, because product choice

             is made in connection with equipment installation or

             replacement, small but significant changes in price

             result in only limited product substitution.

             For residential users, natural gas cannot be

   substituted for electricity in cooling, lighting,

   refrigeration, and most household appliances.  The amount of fuel used for residential cooking is very small, and the

   choice of equipment tends to be dictated by personal

   preference rather than by fuel price.  Residential customers choose fuel sources for heating based on many factors,

   including equipment prices, reliability, service, the size of the home, perceptions of energy efficiency and matters of

   comfort, convenience and aesthetics, not on relative fuel

   prices.

             Second, electric rates in Texas are regulated and

   set by the PUCT.  Gas rates, on the other hand, are set by the

   Railroad Commission or by the municipalities served.  Ample regulatory authority exists to protect against any possible abuse, including any discriminatory or anticompetitive

   behavior.

             Third, the TUC companies do not have exclusive

   franchises in all parts of their service territories. Non-

   investor-owned electric utilities in Texas, primarily

   organized as rural cooperatives, hold certificates of

   convenience and necessity in areas overlapping the

   certificated service areas of the State's investor-owned

   utilities.  A number of these electric entities compete

   directly with the TUC system.  In significant areas within the

   TUC companies  retail service territories, other suppliers are also certificated to provide electric service.  Approximately

   45 other electric suppliers hold certificates of convenience and necessity for areas that overlap portions of TU Electric s service territory.  Competition from other providers of

   electric power, not from providers of natural gas, represents the market constraint on the price of electricity.

             For example, while a residential customer can use

   natural gas for only limited applications, such as heating and cooking, an electric supplier that competes with one of the

   TUC companies is in a position to capture the residential

   customer's entire household load.  In the case of a multiple home development, a competing electric cooperative can win the load of the entire development from the TUC companies.

   Approximately 30 percent of new residential lots developed in

   TU Electric's service territory are in multi-certificated

   areas.  Because TU Electric applies the same rate schedules to its entire residential customer base, it would run the risk of losing significant load in these multi-certificated areas if it sought to impose an increase in rates in singly-

   certificated areas.

             Fourth (and conversely), there is competition in the

   retail market for industrial and commercial customers of

   natural gas in Texas, both because natural gas utilities in

   Texas do not have exclusive territories, and because gas is transported in Texas on an open-access basis.  There are at least 56 other gas delivery systems or marketers in Lone

   Star's service area.  Suppliers of natural gas in Texas must also compete with other fossil fuels, including oil, propane,

   coal, and petroleum coke, which can be employed in some of the thermal applications for which natural gas is used.

             There are over 140 intrastate gas pipeline operators

   doing business in Texas. Any pipeline company with

   transmission lines moving through a Lone Star service area can construct delivery lines to connect with industrial customers in a short span of time.  There are no regulatory hurdles to constructing intrastate pipelines in Texas, since, generally,

   the only prerequisite to the construction of new facilities is the purchase of a right-of-way.  The relatively flat

   geographic terrain of the TUC companies' service territories also poses few obstacles to pipeline construction.

             In addition, most pipelines in Texas, including Lone

   Star, transport gas for their industrial and commercial

   customers on an open access basis, which effectively permits retail competition for these customers by pipelines, gas

   marketers, brokers, producers, as well as the local

   distribution companies.  These customers can purchase gas from as many as 600 independent marketing companies which currently participate in the expanding spot market.

             Following the Mergers, the TUC companies will face

   the same competitive forces from other electric suppliers as prior to the Mergers, just as Lone Star will face the same competitive forces it faces today.  Because these utilities competitive behavior is shaped by competition with their

   respective energy peers, and because the TUC companies and

   Lone Star rarely engage in direct competition in any event,

   the Mergers will have no adverse effect on competition in a manner or to an extent detrimental to the public interest or the interests of investors or consumers.

             The Commission should also note that TUC and ENSERCH

   filed Premerger Notification and Report Forms on July 1, 1996

   with the Antitrust Division of the Department of Justice (the

   "DOJ") and the Federal Trade Commission pursuant to the Hart-

   Scott-Rodino Act (the "HSR Act").  DOJ requested additional information from both TUC and ENSERCH.  The parties have

   complied with these requests.  The applicable waiting periods under the HSR Act expired on October 17.

             With regard to interlocking relations, any merger,

   by its nature, results in new links between theretofore

   unrelated companies.  However, these links are not the types of interlocking relationships targeted by Section 10(b)(1),

   which was primarily aimed at preventing business combinations unrelated to operating synergies.  Although the Merger

   Agreement does not make any provision with regard to the

   senior management of the Company following the Mergers, it is expected that the Company's board of directors will consist of those members of the TUC board serving as such at the

   consummation of the Mergers and that the Company's management will be identical to the management of TUC upon the

   consummation of the Mergers, except that David W. Biegler, who will remain Chief Executive Officer and President of ENSERCH,

   will also become an officer of the Company, reporting directly to the chief executive of the Company and William T.

   Satterwhite, Senior Vice-President and General Counsel of

   ENSERCH will become an officer of the Company.  Michael E.

   Rescoe, the Senior Vice-President, Finance and Chief Financial

   Officer of ENSERCH, will become an officer of TU Services.

   This combination of existing TUC and ENSERCH management is necessary to integrate ENSERCH fully into the TUC system, will help the Company realize the expected synergies from the

   Mergers and will therefore be in the public interest and the interests of investors and consumers.  Forging such relations is beneficial to the protected interests under the Act and thus is not prohibited by Section 10(b)(1).

             Finally, Section 10(b)(1) is intended to avoid "an

   excess of concentration and bigness" while preserving the

   "opportunities for economies of scale, the elimination of

   duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations"

   afforded by the coordination of local utilities into an

   integrated system.  American Electric Power Co., 46 SEC 1299,

   1309 (1978).  In applying Section 10(b)(1) to utility

   acquisitions, the Commission must determine whether the

   acquisition will create "the type of structures and

   combinations at which the Act was specifically directed."

   Vermont Yankee Nuclear Corp., 43 SEC 693, 700 (1968).  As

   discussed below, the TUC-ENSERCH strategic alliance will not create a "huge, complex, and irrational system," but rather will afford the opportunity to achieve economies of scale and efficiencies which are expected to benefit investors and

   consumers.  American Electric Power Co., 46 SEC 1299, 1307

   (1978).  More recent pronouncements of the Commission confirm that size alone is not determinative.  Thus, in Centerior

   Energy Corp., HCAR No. 24073 (April 29, 1986), the Commission

   stated flatly that a "determination of whether to prohibit enlargement of a system by acquisition is to be made on the basis of all the circumstances, not on the basis of size

   alone."  In addition, in its the Report, the Division

   recommended that the Commission approach its analysis on

   merger and acquisition transactions in a flexible manner with emphasis on whether the Merger creates an entity subject to effective regulation and is beneficial for shareholders and customers, as opposed to focusing on rigid, mechanical

   tests.<F9>

   ____________________

   <F9> Report at 73-4.


             By virtue of the Mergers, the Company will be in a

   position to realize the "opportunities for economies of scale,

   the elimination of duplicate facilities . . . and generally more efficient operations" described by the Commission in

   American Electric Power Co. 46 SEC 1299, 1309.  Among other things, the Mergers are also expected to create significant operational and administrative economies and efficiencies

   through combined meter reading, meter testing and billing

   operations as well as customer service operations, savings in facility maintenance and emergency work coordination, and

   other administrative and general savings.  In addition, as a result of the Mergers, the Company is expected to be better positioned to remain competitive as the utility industry

   evolves. These factors should prove beneficial to the

   interests of investors and consumers as well as the public interest in general.  These expected economies and

   efficiencies from the combined operations of TUC and ENSERCH,

   as well as the competitive position of the Company in the

   future, are described in greater detail under Item 3.2 below.

             For these reasons, the Mergers will not "tend toward

   interlocking relations or the concentration of control" of public utility companies, of a kind or to the extent

   detrimental to the public interest or the interests of

   investors or customers within the meaning of Section 10(b)(1).

             b.   Section 10(b)(2) -- Fairness of Consideration

             Section 10(b)(2) requires the Commission to

   determine whether the consideration to be given to the holders of TUC Common Stock and ENSERCH Common Stock in connection with the Mergers is reasonable and whether it bears a fair relation to investment in and earning capacity of the utility assets underlying the securities being acquired.  In its

   determinations as to whether or not a price meets such

   standard, the Commission has considered whether the price was decided as the result of arms length negotiations,<F10>

   whether each parties' Board of Directors has approved the

   purchase price,<F11> the opinions of investment

   bankers<F12> and the earnings, dividends, book and market

   value of the shares of, the company to be acquired.<F13>

   ____________________

   <F10>  In the Matter of American Natural Gas Company, HCAR No.
          15620 (Dec. 12, 1966).

   <F11>  Consolidated Natural Gas Company, HCAR No. 25040 (Feb.
          14, 1990).

   <F12>  Id.

   <F13>  In the Matter of Northeast Utilities, HCAR No. 15448
          (Apr. 13, 1966).


             The fairness of the consideration involved in the

   Mergers is thus evidenced by the fact that the Conversion

   Ratios are the product of extensive and vigorous arms-length negotiations between TUC and ENSERCH and the Merger Agreement was approved by the Boards of Directors of TUC and ENSERCH acting in accordance with their fiduciary duties to

   shareholders.  These negotiations were preceded by thoughtful analysis and evaluation of the assets, liabilities and

   business prospects of each of the respective companies and involved careful due diligence by both parties.  See Company

   Registration Statement on Form S-4 (incorporated by reference as Exhibit C-1 hereto).

             In addition, nationally-recognized investment

   bankers for each of TUC and ENSERCH have reviewed extensive information concerning the companies and analyzed the

   respective Conversion Ratios employing a variety of valuation methodologies, and have opined that the TUC Conversion Ratio is fair, from a financial point of view, to the holders of TUC

   Common Stock and that the ENSERCH Conversion Ratio is fair,

   from a financial point of view, to the holders of ENSERCH

   Common Stock.  The TUC investment bankers' opinion is attached as Annex III to the Company's Registration Statement on Form

   S-4 and is described on pages 40-44 of the Form S-4

   (incorporated by reference as Exhibit C-1 hereto).  The

   ENSERCH investment bankers' opinion is attached as Annex IV to

   TUC's Registration Statement on Form S-4 and is described on pages 44-48 of the Form S-4 (incorporated by reference as

   Exhibit C-2 hereto).

             Finally, a comparative analysis of the values of TUC

   Common Stock and ENSERCH Common Stock demonstrates the

   fairness of the Conversion Ratios.

                          TUC                     ENSERCH

                  High     Low      Divid-     High     Low      Divid-
                                     ends                         ends

    1993
    First       $ 4 3/8   $41 5/8    $  .76   $    19   $    14  $  .05
    Quarter

    Second           47    44 1/4       .77        19        16     .05
    Quarter

    Third        49 3/4    45 1/2       .77        22    17 1/2     .05
    Quarter

    Fourth           47    42 1/4       .77    21 1/4    15 1/2     .05
    Quarter

    1994
    First       $43 1/8  $36 1/2     $  .77   $    19   $    12  $  .05
    Quarter

    Second           38    29 1/8       .77    15 1/4        12     .05
    Quarter

    Third        34 1/8    29 5/8       .77    16 1/2        13     .05
    Quarter

    Fourth       34 1/8    30 3/4       .77        15        12     .05
    Quarter

    1995
    First       $    35  $30 1/8    $  .77    $    15   $    12  $  .05
    Quarter

    Second       36 1/8   31 5/8       .77         18        14     .05
    Quarter

    Third            35   32 5/8       .77         18        15     .05
    Quarter

    Fourth       41 1/4   34 1/4       .77         18    14 1/4     .05
    Quarter

    1996
    First       $42 7/8  $38 7/8    $  .50    $16 3/4   $    14  $  .05
    Quarter

    Second       42 3/4   38 1/2       .50     22 1/8    15 7/8     .05
    Quarter



             On April 12, 1996, the last full trading day before

   the public announcement of the execution and delivery of the

   Merger Agreement, the closing price per share on the NYSE

   Consolidated Tape of (i) TUC Common Stock was $39.625,

   (ii) ENSERCH Common Stock was $16.375 and (iii) common stock of EEX was $10.125, adjusted for the Distribution, a ratio of

   1 to 0.16.

             In light of these opinions and an analysis of all

   relevant factors, including the benefits that may be realized as a result of the Mergers, the Company believes that the

   Conversion Ratios fall within the range of reasonableness, and the consideration for the Mergers bears a fair relation to the sums invested in, and the earning capacity of, the utility assets of TUC and ENSERCH, respectively.

             c.   Section 10(b)(2) -- Reasonableness of Fees

             The Company believes that the overall fees,

   commissions and expenses incurred and to be incurred in

   connection with the Mergers are reasonable and fair in light of the size and complexity of the Mergers relative to other transactions and the anticipated benefits of the Mergers to the public, investors and consumers; that they are consistent with recent precedent; and that they meet the standards of

   Section 10(b)(2).

             As set forth in Item 2 of this Application/

   Declaration, TUC and ENSERCH together expect to incur a

   combined total of approximately $45 million in fees<F14>,

   commissions and expenses in connection with the Mergers.  By contrast, Cincinnati Gas & Electric Company and PSI Resources

   incurred $47.12 million in fees in connection with their

   reorganization as subsidiaries of CINergy and Northeast

   Utilities incurred $46.5 million in fees and expenses in

   connection with its acquisition of Public Service of New

   Hampshire -- which amounts were all approved as reasonable by the Commission.  See CINergy, HCAR No. 26146 (Oct. 21, 1994);

   Northeast Utilities, HCAR No. 25548 (June 3, 1992).

   ____________________

   <F14>     This number is a preliminary estimate only, and will be
             updated as necessary.



             With respect to financial advisory fees, TUC and

   ENSERCH believe that the fees payable to their investment

   bankers are fair and reasonable for similar reasons.

             Pursuant to the terms of Barr Devlin and Company,

   Incorporated's ("Barr Devlin") engagement, TUC has agreed to pay Barr Devlin for its services in connection with the

   Mergers:  (i) a financial advisory retainer fee of $50,000 per quarter; (ii) a financial advisory progress fee of $2,257,500 payable upon execution of the Merger Agreement; (iii) a second financial advisory progress fee of $967,500 payable upon

   shareholder approval of the Merger Agreement; and (iv) a

   transaction fee of $6,450,000 payable upon consummation of the

   Mergers.  All financial advisory retainer fees payable during the term of the engagement, the financial advisory progress fee and an additional $500,000 would be credited against any transaction fee payable to Barr Devlin.

             Pursuant to the engagement letter between ENSERCH

   and Morgan Stanley & Co. Incorporated ("Morgan Stanley")

   ENSERCH has agreed to pay Morgan Stanley the following

   amounts: (i) an advisory fee estimated to be between $250,000 and $500,000 in the event the Mergers are not consummated and,

   (ii) if the Mergers are consummated, a total fee equal to

   approximately $11,400,000 (against which any previously paid fees would be credited).

             The investment banking fees of TUC and ENSERCH

   reflect the competition of the marketplace, in which

   investment banking firms actively compete with each other to act as financial advisors to merger partners.

             TUC has agreed to reimburse Barr Devlin for its out-

   of-pocket expenses, including fees and expenses of legal

   counsel and other advisors engaged with the consent of TUC,

   and to indemnify Barr Devlin against certain liabilities,

   including liabilities under the federal securities laws,

   relating to or arising out of its engagement.

             ENSERCH has agreed to reimburse Morgan Stanley for

   its out-of-pocket expenses, including fees and expenses of legal counsel and other advisors engaged with the consent of

   ENSERCH, and to indemnify Morgan Stanley against certain

   liabilities, including liabilities under the federal

   securities laws, relating to or arising out of its engagement.

             d.   Section 10(b)(3)

             Section 10(b)(3) requires the Commission to

   determine whether the Mergers will unduly complicate the

   Company's capital structure or will be detrimental to the

   public interest, the interests of investors or consumers or the proper functioning of the Company's system.

             Capital structure:  The corporate capital structure

   of the Company after the Mergers will not be unduly

   complicated and will be substantially similar to capital

   structures approved by the Commission in other orders.  See,

   e.g., CINergy, HCAR No. 26146 (Oct. 21, 1994); Centerior

   Energy Corp., HCAR No. 24073 (April 29, 1986); Midwest

   Resources, et al., HCAR No. 25159 (Sept. 26, 1990); Entergy

   Corp., HCAR No. 25952 (Dec. 17, 1993); Northeast Utilities,

   HCAR No. 25548 (June 3, 1992).

             In the Mergers, the shareholders of TUC and ENSERCH

   will receive Company Common Stock.  The Company will own 100%

   of the common stock of TUC and ENSERCH and there will be no minority common stock interest remaining in TUC or its

   subsidiaries or ENSERCH or its remaining subsidiaries.  The shares of ENSERCH Preferred Stock that remain outstanding at the time of the consummation of the Mergers will remain

   outstanding shares of ENSERCH Preferred Stock.  The ENSERCH

   Convertible Debt Securities that are outstanding at the time of the consummation of the Mergers will likewise remain

   outstanding but will become convertible into shares of Company

   Common Stock in lieu of ENSERCH Common Stock.  The only voting securities of the Company which will be publicly held after the Mergers will be Company Common Stock.  The only class of voting securities of the Company's direct and indirect non-

   utility subsidiaries will be common stocks and, in all but two cases, all issued and outstanding shares of such common stock will be held by the Company or a subsidiary of the Company.

   The Company will hold, through ENSERCH, 50% interests in Fleet

   Star and TRANSTAR.  This corporate structure is similar to the structure in the Entergy/Gulf States merger previously

   approved by the Commission.  See Energy Corporation, HCAR No.

   25952 (Dec. 17, 1993).

             Set forth below are summaries of the historical

   capital structure of TUC and ENSERCH as of June 30, 1996 and the pro forma consolidated capital structure of ENSERCH after the Distribution and TUC after the Mergers as of June 30,

   1996:

          TUC and ENSERCH Historical Capital Structures
                          (In Millions)

                                             TU       ENSERCH

    Common Stock Equity                  $ 5,827.8    $  742.8

    Preferred Stock not subject to
    mandatory redemption                     489.7       175.0

    Preferred Stock subject to mandatory
    redemption                               250.8           0

    Long Term Debt                         8,971.7       965.0

    TU Electric Obligated, Mandatorily
    Redeemable Preferred Securities of
    Trusts                                   381.7           0

    ENSERCH Convertible Subordinated
    Debentures                                   0        90.8

    ENSERCH Mandatorily Redeemable
    Preferred Securities of Subsidiary
    of EEX                                       0       150.0

    ENSERCH Minority Interest in
    Subsidiaries                                 0       157.6

         Total                           $15,921.7    $2,281.2



               Pro Forma Consolidated Capital Structure
                             (In Millions)

    Common Stock Equity                                  $  6,376.2

    Preferred Stock Not Subject To Mandatory Redemption       664.7

    Preferred Stock Subject To Mandatory Redemption           250.8

    Long Term Debt                                          9,784.2

    TU Electric Obligated, Mandatorily Redeemable             381.7
    Preferred Securities of Trust

         Total                                           $ 17,457.6


   The Company's pro forma consolidated common equity to total capitalization ratio of 36.5% comfortably exceeds the

   "traditionally acceptable 30% level."  Northeast Utilities, 47

   SEC Docket at 1279, 1284 (1990).

             Protected interests:  As set forth more fully in

   Item 3.a.1.ii. (Efficiencies and Economies), Item 3.d.2.

   (Integrated Public Utility System) and elsewhere in this

   Application/Declaration, the Mergers are expected to result in substantial cost savings and synergies, and will integrate and improve the efficiency of the parties utility system.  The

   Mergers will therefore be in the public interest and the

   interests of investors and consumers, and will not be

   detrimental to the proper functioning of the resulting holding company system.

                  2.   Section 10(c)

                       Section 10(c) of the Act provides that,

   notwithstanding the provisions of Section 10(b), the

   Commission shall not approve:

                       (1)  an acquisition of securities or

        utility assets, or of any other interest, which is

        unlawful under the provisions of Section 8 or is

        detrimental to the carrying out of the provisions of

        Section 11; or

                       (2)  the acquisition of securities or

        utility assets of a public utility or holding company

        unless the Commission finds that such acquisition will

        serve the public interest by tending towards the

        economical and the efficient development of an integrated

        public utility system . . . .

                       a.   Section 10(c)(1)

             Section 10(c)(1) requires that the proposed

   acquisition not be "unlawful under the provisions of Section

   8" or "detrimental to the carrying out of the provisions of

   Section 11."  Section 8, by its terms, only applies to

   registered holding companies and thus the Mergers cannot be unlawful under Section 8 of the Act.  However, even if applied to exempt holding companies, the Mergers would not be unlawful as there is no state law, regulation or policy against

   combination companies.  Section 11 of the Act relates to the simplification of holding company systems, and, as discussed in further detail below, by its terms also only applies to registered holding companies.  Section 11(b)(1), which

   contains the principal elements of Section 11's simplification standard, specifically mandates that the Commission require each registered holding company to limit the operations of the holding company system to a single integrated public utility system.

                  The term "integrated public-utility system" is

   defined in Section 2(a)(29) to mean:

             As applied to electric utility companies, a system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility companies are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operations to a single area or region, in one or more states, not so large as to impair
             (considering the state of the art and the area or region affected) the advantage of localized management, efficient operation, and the effectiveness of regulation;

        and

             As applied to gas utility companies, a
             system consisting of one or more gas
             utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system confined in its operations to a single area or region, in one or more states, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation: Provided, that gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region.

             As the Commission and its staff have previously

   noted, in connection with an acquisition by an exempt holding company section 10(c) mandates that such acquisition not be detrimental to the carrying out of the provisions of

   Section 11 but does not require that the acquisition meet the strict integration standards of Section 11(b)(1) as would be required of a registered holding company.  Thus, the principal issue under Section 10(c) with regard to the Mergers is

   whether the creation of an exempt holding company system from the merger of an electric system and a gas system is

   detrimental to Section 11.  First, it should be noted that on its face the Act does not prohibit ownership by an exempt

   holding company (or even, for that matter, by a registered holding company) of both electric and gas utility properties although it does not contain a definition of integrated

   utility in the context of a combination company.<F15>

   Second, existing Commission precedent clarifies that section

   10(c)(1) does not require that the resulting exempt holding company constitute a single integrated system.  In In the

   Matter of Gaz Metropolitain et al, HCAR No. 26170 (Nov. 23,

   1994), the Commission considered and approved a section 10 application where the resulting exempt holding company would own two gas utilities which, although geographically

   contiguous, would not constitute a single integrated system within the meaning of the Act.<F16>  In issuing this

   order, the Commission specifically stated that

    Section 10(c)(1)'s requirement that the acquisition not be

   "detrimental" to the carrying out the provisions of Section 11 does not mandate that the latter section's integration

   requirement be met.  Exempt holding companies are not directly subject to Section 11(b)(1)'s integration standards,"<F17>

   and also indicated in the past that acquisitions may be approved even if the combined system will not be a single integrated system. <F18>  Thus, subject to certain conditions discussed below,

   it is consistent with the provisions of the Act for the Commission to approve an application under section 10 where the resulting exempt holding company system contains an integrated electric system and an integrated gas system.

   ____________________

   <F15>  Union Electric Company, 45 SEC 489 (1974) ("Nowhere
          does the Act ban combination systems in so many words.")

   <F16>  The definition of integrated system with respect to a gas utility requires that the system be located in one or more states (defined as a state of the United States) and, in this case, one of the utilities in the system was located in Canada. Therefore, although integrated, the system would arguably not be a single integrated system.

  <F17>   See also Division of Investment Management, The
          Regulation of Public-Utility Holding Companies (June
          1995) 65-66 (the "Division Report") ("Section 11's integration provisions apply only to registered holding companies.").

   <F18>  Citing Union Electric Company, 45 SEC. 489 (1974) at
          495, n. 20; Eastern Gas and Fuel Associates, 30 SEC.
          834, 848 (1950).


             Section 10 does require that the transaction, and

   the resulting holding company system, be consistent with the basic principles of section 11 of the Act, which is often

   referred to as the heart of the Act.<F19>  In analyzing

   whether or not a transaction would be detrimental to the

   carrying out of the provisions of Section 11, it is important to focus on the purpose of Section 11, which according to

   legislative history, is to:

             Break-down dangerous and unnecessary
             nation-wide financing interlockings in the essentially local operating utility business, ... to reduce utility enterprises to a size and power which can be successfully regulated by local and Federal regulatory commissions, ... to confine the operations and the interest of each public utility system to the actual utility business of a given region.<F20>

   This overarching concern of the Act clearly focuses on the need to concentrate the geographic scope of the system to a reasonable (as determined by a variety of factors, including technological developments) geographic area to ensure that its management will be sensitive, and accountable, to a given region, that there will be adequate local regulation of the holding company system and that the holding company structure is beneficial to the operating utilities.<F21>  Thus, in

   connection with a section 10 application where the resulting system will be an exempt holding company and the applicants can demonstrate that adequate regulatory authority exists to protect local ratepayers, that the resulting system is a

   coherent system not one where great and irrational distances divide the operating utilities<F22> and there are

   benefits to be gained by at least one of the operating

   utilities as a result of the transaction, the transaction is not detrimental to the provisions and policies of section 11.

   Indeed, in the Gaz Metropolitain case, the Commission took specific note of the fact that the two systems were in a

   geographically concentrated area, that the Vermont regulators had expressed their belief that they could protect the public interest in Vermont after the consummation of the transaction and that the Vermont system had experienced and could be

   expected to continue to experience significant savings as a result of its association with the holding company system. As discussed below, following the Mergers, the Company will meet all of the above criteria in a similar manner.

   ____________________

   <F19>  See, Division Report at 60.

   <F20>  S. Rep. No. 651, 74th Cong., 1st Sess. 11 (1935).

   <F21>  "An operating system whose management is confined in its interest, its energies and its profits to the needs, the problems, and the service of one regional community is likely to serve that community better."
          S. Rep. No. 651, 74th Cong., 1st Sess. 12 (1935)

   <F22>  The holding company system involved in Electric Bond and Share Company, 33 SEC 21 (1952), for example, which had operating utilities located in China, Mexico, nine Central and South American countries, Texas, Louisiana and Mississippi was found to be violative of the basic principles of section 11 at that point in time.


             Additionally, the Commission has in the past found

   that combination gas and electric exempt holding companies are consistent with the requirements and policies of the Act.

   Indeed, when first interpreting the Act, the Commission stated

   that even registered holding companies systems could consist of an electric utility and a gas utility consistent with the provisions of Section 11.<F23> However, the Commission

   reversed its position with respect to registered holding

   companies shortly, and at a later point in one decision with respect to exempt holding companies, requiring that registered holding company systems and, for a brief period, new exempt holding company systems be limited to either an electric or a gas system.<F24>  The Commission's position with respect

   to exempt holding companies was apparently based largely on policy concerns existing at the time of those decisions and by

   1974 when those policy concerns had dissipated, the Commission returned to its former position, allowing the creation of

   combination exempt holding company systems as not detrimental to Section 11.<F25>  In 1988, the Commission decided two

   important cases in this area, Dominion Resources<F26> and

   WPL Holdings.<F27>  In Dominion Resources an exempt

   combination company was permitted to acquire a gas utility.

   Pursuant to section 10, the Commission expressly held that

   "the provisions of Section 11 are not applicable to exempt holding companies such as DRI."  The holding was not merely that section 11 by its terms applies only to registered

   holding companies, but in that context, the meaning of the holding was that such an acquisition did not violate section

   10(c).  Moreover, since DRI did not acquire any new electric properties, there was no direct effect upon its electric

   system, as is also the case in a pure gas/electric

   combination.  Furthermore, in WPL Holdings the SEC stated that

   "we do not believe that the pro-competitive thrust of the Act expresses an absolute Federal policy against combination gas and electric operations."  Since the Union Electric case, and especially since 1988, the Commission has issued a number of orders authorizing the creation and/or continued exemption of new or larger combination exempt holding company systems

   whether through the formation of a new holding

   company<F28> or via the acquisition of a gas and/or

   electric company by an existing combination system.<F29>

   Throughout this period, the Commission's decisions focused on whether "both the electric and gas operations that [the

   holding company] proposes to acquire constitute an integrated public-utility system"<F30> consistent with the analysis

   that should be applied in the present case.  In other words,

   the policies and basic protections that animate section 11

   (deference to state regulatory authority with respect to

   combination companies, provided the resulting holding company system in any case will not be the type of system that the Act was designed to prevent and that needs additional regulation under the Act) apply to exempt holding company acquisitions,

   although a strict reading of the section is not required.

   The decisions discussed above make clear that:

             these [section 11(b)(1) and section 10(c)] statutory standards have not been so administered by us with respect to holding companies subject to exemption under section 3(a). We have accordingly granted exemptions to holding companies with combined electric and gas operations. Nor have we withheld approval under section 10 solely because the holding company would be engaged in both utility businesses, if the holding company, as enlarged or extended by the acquisition, qualified for an exemption under section 3(a).<F31>

   ____________________

   <F23>   American Water Works and Electric Co., 2
           SEC 972 (1937).

   <F24>   Columbia Gas & Electric Corp., 8 SEC 493 (1941)
           (limiting registered holding company to only gas operations); Illinois Power Co., 44 SEC 190 (1970) (requiring exempt holding company to divest gas operations).

   <F25>   Union Electric Company, 45 SEC 489 (1974).

   <F26>   Dominion Resources, Inc., HCAR No. 24618 (April 5, 1988)

   <F27>   WPL Holdings, HCAR No. 24590 (February 26, 1988)

   <F28>   See e.g., CIPSCO Incorporated, HCAR No., 25152 (Sept.
           18, 1990) (authorizing acquisition and granting exemption for the formation of new holding company over existing combination utility and electric utility); Illinova Corporation, HCAR No. 26054 (May 18, 1994) (authorizing formation of holding company and granting exemption for holding company over existing combination utility and electric utility); WPS Resources Corporation, HCAR No. 26101 (Aug. 10, 1994) (authorizing formation and exemption for holding company over existing combination and electric utility); SIGCORP, Inc., HCAR No. 26431 (Dec. 14, 1995) (authorizing formation and granting exemption for holding company over existing combination utility and two gas utilities).

   <F29>   See e.g., IE Industries, Inc., HCAR No. 25325 (June 3,
           1991) (authorizing acquisition of large electric utility by a holding company with a combination utility subsidiary); NIPSCO Industries, Inc., HCAR No. 25470 (Feb. 2, 1992) (authorizing acquisition of gas utility by holding company with existing combination utility subsidiary); NIPSCO Industries, Inc., HCAR No. 25766 (March 25, 1993) (authorizing acquisition of gas utility by holding company with existing combination and gas utility subsidiaries); Southern Indiana Gas and Electric Company, HCAR No. 26075 (June 30, 1994) (authorizing acquisition of gas utility by combination utility company with a gas utility subsidiary).

   <F30>   CIPSCO Incorporated, HCAR No. 25152 (Sept. 18, 1990).

   <F31>   In the Matter of Estacado, Inc., HCAR No. 21106 (June
           19, 1979).


             It should be noted that because of the "unless and

   except" clause of section 3, through which the Commission has historically incorporated other elements of the Act where it felt it was important from the point of view of investors,

   consumers and the public interest,<F32> the exemption

   orders of the Commission approving combination company

   exemptions are really indistinguishable from the acquisition decisions under section 9 and 10.  Thus, if the acquisition of a gas system by an electric or combination company as in

   Dominion Resources (discussed above) was against the policy of the Act, the Commission would not approve an exemption merely because the transaction was structured so as not to create a second bite.

   ____________________

   <F32>   See, Hawes, Utility Holding Companies, Section 3.04[5].



             Likewise, no distinction should be made between

   decisions of the Commission under section 10 of the Act

   approving an acquisition by a newly formed holding company of electric and gas utilities that previously operated together in a non-holding company structure and those approving the acquisition by a newly formed holding company of previously independent electric and gas utility companies.  The end

   result of both of these transactions is identical; namely a new combination holding company to be approved under the

   standards of section 10 of the Act.  There is a tradition

   under the Act of focusing on the intended result of corporate organizations and structuring when interpreting the

   Act<F33> and it would not be logical to treat the instant

   application different from one that could be filed if, for example, an electric utility company were to acquire a gas utility company as its "first bite," claim an exemption under section 3(a)(1), and immediately apply for Commission approval under sections 9(a)(2) and 10 to create a holding company and reorganize such that the electric utility and the gas utility

   (then under common control) were all separate subsidiaries of the newly formed holding company.  What would justify the

   Commission in approving an exemption for a new holding company if combination companies were per se against the policy of the

   Act?  The Commission by approving such transaction would be allowing a holding company to be created which offended a

   basic policy of the Act.  The purpose of the Act is to

   regulate the creation and existence of public utility holding companies and neither the language of the Act nor any policy imperative indicates that these types of new exempt holding companies should be treated differently under sections 8 and

   11.  The substantive conclusion of the transaction should

   prevail over the particular form it may assume.

   ____________________

   <F33>   Association of Massachusetts Consumers v. SEC, 516 F.2d
           711 (DC Cir., 1975); In the Matter of National Propane Corp., HCAR No. 20684 (Aug. 24, 1978); SCANA
           Corporation, SEC No-Action Letter (June 14, 1990); Wisconsin Energy Corporation, SEC No-Action Letter (Dec. 17, 1993).


             Furthermore, given the significant evidence that

   combination gas and electric systems within registered holding companies is permissible under the Act provided that such

   combinations are authorized by the relevant state regulatory commissions, it follows a fortiori that combination exempt holding companies are permissible absent violation of state law.  Specifically, Section 8 of the Act provides that:

             [w]henever a State law prohibits, or
             requires approval or authorization of, the ownership or operation by a single company of the utility assets of an electric utility company and a gas utility company serving substantially the same territory, it shall be unlawful for a registered holding company, or any subsidiary company thereof . . . (1) to take any step, without the express approval of the state commission of such state, which results in its having a direct or indirect interest in an electric utility company and a gas company serving substantially the same territory; or (2) if it already has any such interest, to acquire, without the express approval of the state commission, any direct or indirect interest in an electric utility company or gas utility company serving substantially the same territory as that served by such companies in which it already has an interest.

             On its face, the section indicates that, with the

   approval of the relevant state utility commissions, even

   registered holding company systems can include both electric and gas utility systems.  A careful reading of the section indicates that the thrust of the section is to preclude the use by registered holding companies of separate gas and

   electric utility companies with overlapping service

   territories in order to circumvent any state law restrictions on the ownership of gas and electric assets by the same

   company.  Thus, two types of combination registered holding companies are implicitly acceptable under the statute absent such state objection -- a registered holding company system that includes combination companies and a system that includes separate gas and electric companies.  Over time the Commission has emphasized different aspects of section 8 and its

   interplay with section 11 with respect to registered systems

   -- initially allowing registered holding companies to own both gas and electric systems under section 8, then focusing on a stricter interpretation of section 11 making such combination companies more difficult.

             In its early decisions, the Commission adhered to

   the concept that the decision as to whether to allow

   combination registered holding companies is one that states should make (although the Commission might have to implement it in certain cases) and, where such systems were permissible,

   the role of the Commission was to ensure that both such

   systems are integrated as defined in the Act.  In In the

   Matter of American Water Works and Electric Company,

   Incorporated, 2 SEC 972 (1937), the Commission approved the applicant's voluntary reorganization plan under Section 11(e)

   of the Act and permitted the newly reorganized registered

   holding company to retain its electric and its gas operations,

   specifically noting that while the Act does not contain a

   definition of single integrated utility in the context of a combination company:

             We believe, however, that it is proper to regard such a combined property as a single integrated system, provided that all of the electric properties are integrated and all of the properties, both gas and electric, are in fairly close geographic proximity and are so related that substantial economies may be effectuated by their coordination under common control. The question of public policy as to the common ownership of gas and electric facilities in the same territory is apparently left by the statute to the decision of the states.<F34>

   Thus, since the combination company did not violate state

   policy, there was no need for the Commission to exercise

   jurisdiction to implement state policy.  By the early 1940's,

   however, the Commission switched its focus to section 11 and adopted a narrow interpretation of the standards contained therein as the controlling factor with regard to combination registered holding companies.<F35>  During this period,

   the Commission noted that with respect to registered holding companies, "we think, Section 8 does not control the problem of whether electric and gas utilities may be operated within a single integrated system ... Section 8 expresses the policy that the state law shall control acquisitions of properties which may result in combined operations, whereas Section 11 is concerned with retentions of property."<F36>  Similarly,

   the Supreme Court addressed the interplay between Section 8 and 11 of the Act in its decision Securities and Exchange

   Commission v. New England Electric System ("NEES"), 384 U.S.

   176 (1966).  In this decision, the Court noted:

             To some extent, local policy was expected to govern, with Section 8 serving to prevent circumvention of that policy ...
             At the same time, Section 11 was expected to assist in imposing restrictions with regard to the combination of gas and electricity in one system. Discussing the interplay between Section 8 and
             Section 11, the Senate Committee noted
             that Section 8 only applied to future
             acquisitions [and] "the policy upon which this section was based was essential in any Federal legislation in utility holding companies; it did not think that the section should make it unlawful to retain
             (up to the time that section 11 may
             require divestment) interests in
             businesses in which the companies were
             lawfully engaged on the date of enactment of this title."<F37>

   ____________________

   <F34>   In the matter of American Water Works and Electric
           Company, Incorporated, 2 SEC at 983, n.3.

   <F35>   See, e.g., In the Matter of Columbia Gas & Electric
           Corporation, 8 SEC 443 at 463 (1941); In the Matter of United Gas Improvement Company, HCAR No. 2692 (April 15, 1941); Securities and Exchange Commission v. New England Electric System, 384 U.S. 176 (1966).

   <F36>   In the Matter of Columbia Gas & Electric Corporation, 8
           SEC 443 (1941).

   <F37>   Id., at 183 n.14.  The dissenting opinion in this case
           specifically disputed this decision, noting that "the House and Senate Committees in identical language expressly stated that common ownership of competing forms of energy was a field which is essentially a question of state policy; the present Section 8 was enacted to support this approach by using federal power to limit common ownership only where it is contrary to state law." Id. at 190 (Harlan dissenting).


   Thus, with respect to registered holding companies, the

   acquisition of utility assets to create a combination system must not violate any state regulation in order to be approved under the Act.  In order to retain the combination system,

   section 11 policies must be examined with, as demonstrated below, sensitivity towards the overall goal of the Act of

   limiting holding company systems to those that can be

   adequately regulated on the state level.  In connection with exempt holding company acquisitions, although neither

   section 8 nor section 11 are on their face directly

   applicable, the Commission has considered the general policies of these sections in the context of the retention of

   combination systems, and long given primacy to the concept that:

             competition in the field of distribution of gas and electric energy is essentially a question of state policy. The considered conclusions of the local authorities, deriving their power from specific state legislation, should be given great weight in determining whether the public interest would be adversely affected by the retention of combined operations. In the absence of a compelling showing in the record to the contrary, we would not be warranted in rejecting the appraisal of such authorities that the local public interest
             ... is served by retention of the combined operations.<F38>

   Indeed, significant evidence exists that the Commission has discretion to apply this policy in both the registered and exempt holding company context.  As the Commission noted in its Union Electric decision, the Supreme Court's NEES decision discussed above attached "great weight ... to [the

   Commission's] expertise in the administration of the

   Act."<F39>  The NEES decision therefore leaves the

   Commission free to apply its expertise to administer the Act in light of changes in legal, regulatory and economic

   circumstances which were not foreseen at the time of the NEES decisions, including market and regulatory changes which have

   "substantially changed" since the time of the enactment of the

   Act.  As discussed in detail below, the current restructuring of the industry with an emphasis on complete energy services is as "substantial" a change as has occurred since that which was imposed by the adoption of the Act.

   ____________________

   <F38>   Id. at 8 (citations omitted).  Again, the fact that the
           holding cited herein involved the creation of a new holding company over an existing combination system should not affect its applicability in this case as, again, the purpose of the Act is to regulate public utility holding companies to the extent necessary. We believe that the policy of deference to state regulations with respect to exempt holding companies should be followed in all instances where the resulting holding company will be exempt from registration under the Act precisely because it is subject to adequate state regulation and geographically confined.

   <F39>   45 SEC at 509 n.77.

             A review of the legislative history of Section 8

   clarifies that even combination registered holding companies are permissible in certain circumstances.  In its report, the

   Senate Committee on Interstate Commerce noted that the

   provision in Section 8 concerning combination companies "is concerned with competition in the field of distribution of gas and electric energy - a field which is essentially a question of State policy, but which becomes a proper subject of Federal action where the extra-State device of a holding company is used to circumvent state policy."  The Report of the Committee on Interstate Commerce, S. Rep. No. 621 at 31 (1935).  In

   addition, attached to the above-referenced committee report is the Report of the National Power Policy Committee on Public-

   Utility Holding Companies,<F40> which sets forth a

   recommended policy that:  "Unless approval of a State

   commission can be obtained the commission should not permit the use of the holding-company form to combine a gas and

   electric utility serving the same territory where local law prohibits their combination in a single entity."  This does not prohibit combination registered companies where such

   approvals can be obtained, but is consistent with the general policy of the Act that local regulators are in the best

   position to assess the needs of their communities.<F41>

   The Act was never intended to supplant local regulation but,

   rather, was intended to create conditions under which local regulation was possible.

   ____________________

   <F40>   The National Power Policy Committee was a committee
           appointed by President Franklin D. Roosevelt consisting of representatives from various government departments concerned with power problems and instructed to report to Congress on the coordination of government policy relating to such problems. Its members were Harold L. Ickes, Frank R. McNinch, Elwood Mead, T.W. Norcross, Morris L. Cooke, Robert E. Healy, David E. Lilienthal and Edward M. Markham.

   <F41>   Section 21 of the Act, which further codifies this
           legislative intent, states: "Nothing in [the Act] shall affect . . . the jurisdiction of any other commission, board, agency, or officer of . . . any State, or political subdivision of any State, over any person, security, or contract, insofar as such jurisdiction does not conflict with any provision of
           [the Act] . . . ."  The legislative history reveals
           that Section 21 of the Act was further intended "to insure the autonomy of state commissions [and] nothing in the [Act] shall exempt any public utility from obedience to the requirements of state regulatory law." The Report of the Committee on Interstate Commerce, S. Rep. No. 621 at 10 (1935).

           Turning to the facts of the proposed Mergers, it is

   clear that TUC and ENSERCH currently operate as integrated utility systems and the combined system will not be detrimental to the carrying out of section 11.  The TUC electric system meets the standards of Section 2(a)(29)(A) as TU Electric and SESCO are

   physically interconnected and operate as a coordinated system in the State of Texas, as the Commission held in 1993 when TUC obtained authorization from the Commission to acquire SESCO pursuant to the standards of Section 9(a)(2) and 10 of the Act and both are subject to the jurisdiction of the

   PUCT.<F42>  Further, TUC has not acquired any utility

   operations since that time which would affect the analysis made in that order.  The ENSERCH system meets the standards of

   Section 2(a)(29)(B) as it operates, and after the Mergers will continue to operate, exclusively in the State of Texas, is and will continue to be effectively regulated by the Railroad

   Commission and the local councils, and, following the Mergers,

   will continue to operate as a separate subsidiary with its own management for certain operations.  Nevertheless, the entire system will be operated as a coordinated system in that there will be centralized planning (including planning of utility operations), accounting, billing, customer service and

   corporate reporting services provided by the Company.  Thus,

   following consummation of the Mergers, the Company system will consist of a large integrated electric utility system and a smaller integrated gas utility system which together will

   operate on a coordinated basis offering services to customers in the same area (see Exhibit E-2 hereto for a map depicting the service territories of TUC and ENSERCH).

   ____________________

   <F42>   Texas Utilities Company, HCAR No. 25826 (June 15,
           1993).


             The Company system following the Mergers will, in

   fact, be quite similar to the combination exempt holding

   companies whose formation or expansion the Commission has

   approved in the past under section 10.<F43>  The only

   difference between the instant case and the prior decisions of the Commission with respect to acquisitions is the fact that the Company will be acquiring a pure electric system (TUC) and a pure gas system (Enserch) that were not previously operated under the same holding company.  However, it would be a

   strange result indeed if such an acquisition could not meet the standards of section 10(c) when an acquisition of a

   combination system or a pure gas or electric system by an

   existing combination system as well as the acquisition of an existing combination system (which might include separate

   combination and gas and electric utility subsidiaries) by a newly formed holding company would result in the same

   structure and would meet such test.  As noted above with

   respect to Dominion Resources, when a combination company

   combines with either an electric or a gas utility the effect with respect to one of the two systems created is the same as with a pure electric/pure gas combination.  Neither the

   language of the Act nor any policy reason supports such a

   distinction, especially when it is clear that the Mergers will not be detrimental to the carrying out of the provisions of section 11 inasmuch as the Company will carry out its utility operations predominantly within the State of Texas, will be subject to adequate regulatory authority in that state and will not be the type of nationwide, complex system that

   section 11 was designed to prevent.  Moreover, the Company will be an exempt holding company and, once again, "exempt holding companies have generally been permitted to retain or acquire combination systems so long as combined ownership of gas and electric operations is permitted by state law and is supported by the interested regulatory authorities,"<F44>

   and Texas law does not prohibit combination gas and electric utility companies.  The fact that the Company will be an

   exempt holding company and the transaction is subject to the

   Act's more lenient standard with regard to electric and gas combinations coupled with the fact that the Company's utility operations will be located exclusively in the same geographic region within the State of Texas and the Railroad Commission has specifcially stated that it does not object to a

   combination system leads to the conclusion that the Mergers should be authorized under the Act.

   ____________________

   <F43>   See supra notes 28 and 29.

   <F44>   Report at 74.  See also In the Matter of Northern
           States Power Company, HCAR No. 12655 (Sept. 16, 1954);
           Delmarva Power & Light Co., 46 SEC. 710 (1976); WPL
           Holdings, HCAR No. 24590 (Feb. 26, 1988).


             Finally, as is made clear by the history of

   interpretations under sections 8, 10 and 11 of the Act,

   another factor that must be included in any section 10 and section 11 analysis is current industry conditions.  As the

   Division of Investment Management noted in the Report, "the

   SEC must continue to respond flexibly to the legislative,

   regulatory and technological changes that are transforming the structure and shape of the utility industry,"<F45>

   especially since "Section 11 does not impose 'rigid concepts'

   but rather creates a 'flexible' standard designed to

   accommodate changes in the electric utility

   industry,"<F46> and such concerns have influenced

   Commission decisions under the Act, and under section 10 in

   particular, in the past.<F47>   Specifically, the major

   parties in the utility industry, including utility companies,

   exempt holding companies, registered holding companies and related entities, are presently in the midst of restructurings designed to permit them to become complete "energy services companies,"<F48> offering customers across the nation an

   array of fuels to meet their complete energy needs through a

   "one-stop" energy company, an industry shift that the

   Commission has expressly recognized.<F49>  Thus, the

   traditional model of a vertically integrated gas or electric utility company is becoming obsolete and evidence continues to mount that the model utility company of the near future will be the one-stop energy company.<F50>  With this industry

   evolution in mind, it becomes clear that the Mergers provide

   TUC with the most efficient basis for entering into natural gas operations, both as a local distribution company and as a gas marketer with experienced management, and provide ENSERCH with greater financial and other resources, allowing both

   companies to remain competitive with the developing complete energy services companies.  Combined, TUC and ENSERCH can

   offer their customers a choice of fuels (gas and/or

   electricity) to meet their energy needs at competitive prices in the most economical and efficient manner.

   ____________________

   <F45>   Report at 70.

   <F46>   Report at 75.

   <F47>   See Union Electric Company, 45 SEC 489 (1974); UNITIL
           Corp. HCAR No. 25524 (Apr. 24, 1992), and Mississippi
           Valley Generating Co., 36 SEC 159 (1955).

   <F48>   For example, Enron Corp. and NGC Corp., which have
           significant gas and power marketing operations, have announced that they are expanding their operations, concluding that "customers in the future will want energy services, not a specific fuel." Inside FERC, February 23, 1996. Similarly, some registered utility holding companies currently provide both electric and gas utility services to their customers (See CINergy Corp. HCAR 26146 (Oct. 21, 1994), and others are expanding into the energy services business, e.g., Consolidated Natural Gas, a registered holding company, has formed a subsidiary to offer customers multiple fuel options and related energy services. See CNG Order. Finally, recent announcements relating to the acquisition of Portland General Corporation, an electric utility holding company, by Enron Corporation, a large gas pipeline and electric and gas marketer, the acquisition of NorAm Energy, Inc., a gas utility company, by Houston Industries, Inc., an electric utility holding company, and the acquisition of PanEnergy Corp., a large pipeline company by Duke Power Company, an electric utility and an electric utility holding company, all demonstrate that market forces are pushing for the convergence of electric and gas operations in one corporate entity; namely, a full service utility company.

   <F49>   See, CNG Order.

   <F50>   In announcing the merger of Pacific Enterprises, a gas
           utility holding company and Enova Corp., a combination holding company with primary emphasis on electric operations, the senior executives from the two companies stressed that "winners in the competitive [utility] industry in the future will have to offer customers a comprehensive suite of energy products and services. Companies that do not are bound to become niche players." and "ours is becoming a BTU business." The Energy Daily, October 16, 1996.


             Finally, the Mergers will not be detrimental to the

   carrying out of Section 11(b)(1)'s provision that registered holding companies be limited to an integrated public utility system and "such other [non-utility] businesses as are

   reasonably incidental or economically necessary or appropriate thereto."  The Commission has not applied "the prohibitions of

   Section 11(b)(1) against retention of unregulated non-utility businesses by exempt holding companies to the same extent as registered holding companies,"<F51> and has generally

   only tried to ensure that the resulting holding company system will be predominantly a utility company.<F52>  Given that

   the Company's utility operations after the Mergers and the prior Distribution, will account for approximately $6.6

   billion of its $7.4 billion in operating revenues and $23.4 billion of its $23.8 billion in assets, it is clear the

   Company system will be primarily an operating utility and all of the system's non-utility operations will consist of energy-

   related or supportive businesses.

   ____________________

   <F51>   Wisconsin Energy Corporation, HCAR 24267 (Dec. 18,
           1986).

   <F52>   Id.


                  b.   Section 10(c)(2)

             The other component to section 10 analysis requires

   that the acquisition tend towards the economical and

   efficient development of an integrated public-utility system.

   The Commission has stated in several cases, including in the

   Gaz Metropolitain case, the most recent decision in this area,

   that under section 10(c)(2) an exempt holding company may

   consist of more than one integrated system.<F53>  In

   essence, section 10(c)(2) requires that (i) each utility

   system within the exempt holding company system be an

   integrated system and (ii) the acquisition tend toward the economical and efficient development of an integrated system.

   The economies and efficiencies expected to result to accrue to the ENSERCH and TUC systems as a result of the Mergers are sufficient to satisfy the standards of section 10(c)(2).  In addition to the identified synergy savings, other benefits from the Mergers that cannot be quantified should be taken into account in this analysis, as "specific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even when these are not precisely quantifiable."<F54>

   ____________________

   <F53>   The United Gas Improvement Company, 9 SEC 52  (1941), Union
           Electric Company, 45 SEC 489 (1974) and In the Matter of Gaz Metropolitan et al., HCAR No. 26170 (November 23, 1994). In Gaz Metropolitan, the Commission has explicitly stated [W]e have indicated in the past that acquisitions may be approved even if the combined system will not be a single integrated system. Section 10(c)(2) requires only that the acquisition tend towards the economical and the efficient development of an integrated public-utility system (emphasis added).

   <F54>   Centerior Energy Corp., HCAR No. 24073 (April 29,
           1986).



             TUC and ENSERCH estimate that the nominal dollar

   value of synergies resulting from the Mergers will be not less than $850 million over the first ten year period after

   consummation of the Mergers which will enhance both the gas system and the electric system to be acquired and lead to more efficient and economical utility operations.<F55>  The

   parties continue to explore and refine which areas of their operations will be the source of such synergies following the

   Mergers.  At this point in time, it is expected that the

   savings amount mentioned above will largely result from the fact that the service territories of TUC and ENSERCH overlap in various areas and therefore the Company will be able to streamline many operations when it functions as a single

   system, such as: (i) meter reading operations - TUC and

   ENSERCH currently maintain separate meter reading operations and as a result of their overlapping territory, these

   operations can be combined into a single, more efficient

   system; (ii) meter repair and testing facilities - TUC and

   ENSERCH as a combined entity will be able to organize these operations into a single more economical operation; (iii)

   billing systems - the combination of the separate TUC and

   ENSERCH billing systems will allow the two companies to

   capture synergy savings in this area; (iv) computer systems -

   the combined TUC system will need fewer computers and back-up computers than TUC and ENSERCH operating separately; in fact the TUC system has excess capacity and it is expected that

   ENSERCH can be added to the TUC system such that it is

   utilized more efficiently, resulting in savings to the

   combined system; (v) customer service operations - TUC and

   ENSERCH both currently have call centers located in Dallas and

   Waco, Texas and following the Mergers, the Company will only require one call center in both cities; and (vi) emergency restoration coordination - the Company should be able to

   respond more quickly and efficiently to distribution

   interruptions with a combined work force. Also included in the savings number are administrative savings that are expected to result from TU Services' provision of corporate services such as accounting and reporting for ENSERCH, which should both allow ENSERCH to obtain these services at a lower cost and permit more efficient use of TU Services' existing operations.

   Other general savings are also expected to result from the

   Mergers.

   ____________________

   <F55>   WPL Holdings, Inc., HCAR No. 25377 (Sept. 18, 1991)
           ("Thus, in reviewing an application under this Section [10(c)(2)], the Commission may recognize not only benefits resulting from combination utility assets, but also financial and organizational economies and efficiencies.")



             In addition to these areas of savings, it is very

   important that the Commission note and consider the benefits of the Mergers that are not quantifiable and thus not included in the saving number mentioned above, but which will allow the

   Company to provide the most efficient services and operations in the changing utility industry, such as the following:

        -    Enhanced Customer Service and Operational

             Efficiencies.  By coordinating and integrating

             certain operations of TUC's and ENSERCH's utility

             businesses to take advantage of the companies'

             overlapping service territories, the Company will be

             able to provide its customers with enhanced service

             and choice.  The Company intends to assist its

             customers in managing their total energy service

             requirements in the most efficient manner.  The

             Mergers should offer greater convenience to

             customers who, in most cases, will be able to

             conduct all their energy business with one system.

        -    Maintenance of Competitive Rates.  TUC and ENSERCH

             should be able to meet the challenges of the

             increasingly competitive pricing environment in the

             utility industry more effectively than either

             company could on a stand-alone basis.  The Mergers

             should create the opportunity for potential benefits

             for customers in the form of lower rates over the

             long term than could be achieved if the companies

             operated independently, and for shareholders in the

             form of greater financial strength and financial

             flexibility.

        -    Coordination of Diversification Programs.  TUC and

             ENSERCH each have complementary non-utility

             operations and, as a combined and financially

             stronger company, should be able to manage and

             pursue these operations more efficiently and

             effectively.

        -    Better Utilization of Resources.  The joint

             engineering, siting and construction of facilities

             should reduce costs and minimize environmental

             disruption.

   The savings discussed above, which result from a transaction that provides the most efficient means for TUC and Enserch to become full service utilities providing the operations that the evolving market demands, are entirely consistent with the savings that the Commission has found sufficient in connection with other examinations under Section 10(c)(2).  For example,

   in WPL Holdings, the Commission noted benefits resulting from:

             a structure that could more effectively
             address the growing national competition in the energy industry, refocus various utility activities, facilitate selective diversification into nonutility businesses, ... and provide additional flexibility for financing,<F56>

   many of which benefits are echoed in the Mergers.  Moreover,

   in this age of the complete energy services utility company,

   the fact that the Mergers will save the companies significant amounts in adapting operationally to the new marketplace takes on added importance.

   ____________________

   <F56>   HCAR No. 25096 (1990).



             It should be noted that the Mergers are consistent

   with the provisions of Section 10(f) of the Act which require that the Commission may not approve an acquisition unless it appears to the Commission that such state laws as may apply in respect of such acquisition have been complied with.

   Section 10(f) which, unlike Section 8, applies directly to exempt holding companies and involves the issue of complying with all aspects of state regulation that apply to the

   transaction, not just whether or not state regulators have adequate regulatory authority over a combination system, is satisfied in this case.<F57>  Indeed, it is a condition

   to consummation of the Mergers that all applicable state

   regulations be complied with.  Although neither the PUCT nor the Railroad Commission must approve the Transaction, they will continue to have jurisdiction over the TUC and Enserch systems, respectively, and the Railroad Commission has

   specifically informed the Commission that it does not object to the Mergers.

   ____________________

   <F57>   It should be noted that the terms of section 10(f)
           reinforce the fact that the policy of the Act is to supplement, not supplant, state and local regulation.


             3.   Section 3(a)(1)

             The Company requests that the Commission issue an

   order under Section 3(a)(1) declaring that the Company is

   exempt from all provisions of the Act except Section 9(a)(2).

   Section 3(a)(1) of the Act provides that the Commission may issue the above-requested order to a holding company, if:

             such holding company, and every subsidiary company thereof which is a public utility company from which such holding company derives, directly or indirectly, any material part of its income, are predominantly intrastate in character and carry on their business substantially in a single State in which such holding company and every such subsidiary company thereof are organized.

   The Company and its three public utility subsidiaries

   following the Mergers (TU Electric, SESCO and ENSERCH) will all be Texas corporations operating wholly in the State of

   Texas (in the case of TU Electric and SESCO) or almost

   entirely in the State of Texas (in the case of ENSERCH) and therefor meet the latter half of the Section 3(a)(1) test.

             With regard to the first half of the test, in

   determining whether a company's operations are "predominantly intrastate in character," the Commission has primarily

   examined the amount of revenues derived by that entity from out-of-state activities,<F58> but has also considered

   out-of-state service area, customers, property, generation and sales.<F59>

   ____________________

   <F58>   See Commonwealth Edison Company, 28 SEC 172, 173
           (1948); Yankee Atomic Energy Company, 36 SEC 552, 567 (1955). The focus of these Section 3(a)(1) orders is on the "predominantly intrastate" requirement of the exemption.

   <F59>   See Wisconsin Electric Power Company, 28 SEC 906
           (1948). Again, the focus of this Section 3(a)(1) order is on the "predominantly intrastate" requirement.


             In the case of the public utility system to be owned

   by the Company following the Mergers, as of December 31, 1995,

   all of the system's net utility plant and all of its utility customers would have been located in the State of Texas, while less than 1% of the system's consolidated revenues would have been from operations outside Texas.  These amounts are well within the existing range of orders issued by the Commission under Section 3(a)(1),<F60> and, indeed are similar to

   the numbers for the TUC system prior to the Mergers, which system has received a Section 3(a)(1) order from the

   Commission already.

             Again, the fact that the Mergers will result in a

   combination electric utility and gas utility system does not effect the Company's eligibility for a Section 3(a)(1) order as the Commission has on numerous occasions in the past issued such orders to combination exempt holding companies.<F61>

   As the Commission has noted

             We have recognized in previous cases that exempt holding companies ... are not held to strict compliance with the single-integrated public utility standard of
             Section 11(b)(1) "unless and except" less than full compliance with the standard would be "detrimental to the public interest or the interest of investors or consumers ... the interests sought to be protected from detriment in section 3(a)
             ... would be appropriately protected by
             effective regulation at the state and
             local level."<F62>

   ____________________

   <F60>   See supra note 29.

   <F61>   See, e.g., CIPSCO Incorporated, HCAR No. 25152
           (Sept. 18, 1990); WPL Holdings, Inc., HCAR No. 25096
           (May 25, 1990).

   <F62>   WPL Holdings, HCAR No. 24590 (Feb. 26, 1988).  See
           also, In the Matter of Wisconsin Electric Power Company and Wisconsin Natural Gas Company, HCAR. No. 24267 (Dec. 18, 1986) ("The Commission has for many years granted exemptions under section 3(a)(1) to companies conducting combined gas and electric operations. Competition between the two modes of energy was regarded as 'essentially a question of state policy'").



             As indicated by the Texas regulatory bodies, both

   officially and in speeches, the Mergers are not detrimental to the public interest or the interest of consumers.  Moreover,

   the boards of directors of each company, in exercising their fiduciary duties and upon the opinion of their financial

   advisers, determined that the consideration to be received in the Mergers is fair to both companies shareholders.  Each set of shareholders must also approve the separate Mergers by a two-thirds vote in order to consummate the transaction.  Thus,

   it is clear that the Mergers are not detrimental to the

   interests of investors.

   Item 3    REGULATORY APPROVALS

             Set forth below is a summary of the regulatory

   approvals that TUC and ENSERCH have obtained or expect to

   obtain in connection with the Mergers.

   A.   Antitrust

             The HSR Act and the rules and regulations thereunder

   provide that certain transactions (including the Mergers) may not be consummated until certain information has been

   submitted to the DOJ and the FTC; and specified HSR Act

   waiting period requirements have been satisfied.  TUC and

   ENSERCH submitted their respective Notification and Report

   Forms and all required information to the DOJ and FTC on July

   1, 1996.  On July 30, 1996, TUC and ENSERCH received requests for additional information from the DOJ.  Prior to the

   expiration of the initial waiting period, the DOJ made a

   request for additional information with respect to the

   Mergers, to which the parties each responded.  The DOJ has allowed the extended waiting period to expire, leaving the parties free of any further regulatory constraints under the

   HSR statute.

             The expiration of the HSR Act waiting period does

   not preclude the Antitrust Division or the FTC from

   challenging the Mergers on antitrust grounds; however, the

   Company believes that the Mergers will not violate Federal antitrust laws.  If the Mergers are not consummated within twelve months after the expiration or earlier termination of the initial HSR Act waiting period, TUC and ENSERCH would be required to submit new information to the Antitrust Division and the FTC, and a new HSR Act waiting period would have to expire or be earlier terminated before the Mergers could be consummated.

   B.   Texas Public Utility Regulation

        The Texas Railroad Commission, which has jurisdiction

   over gas utilities in the State of Texas, has indicated that it has no opposition to the ENSERCH Merger, that it will rely on existing authority and resources to protect the public

   interest and ratepayers subject to its jurisdiction, including ratepayers who are customers of ENSERCH, and that there is no hindrance under Texas natural gas utility regulatory law to consummation of the ENSERCH Merger.  The PUCT does not have jurisdiction over approval of the Mergers.

   C.   Other Federal Regulations

        Other than the approval of the Commission under the Act,

   no other federal regulatory entity must approve the

   Mergers.<F63>   However, under the Merger Agreement,

   consummation of the Mergers is conditioned upon consummation of the Distribution, which is itself conditioned upon receipt of a ruling from the Internal Revenue Service (the "IRS") to the effect that the Distribution will result in no taxable gain to TUC or ENSERCH of their respective shareholders.  On

   June 12, 1996, ENSERCH submitted a request for such a ruling from the IRS.

   ____________________

   <F63>   Although the Company believes that the approval of
           the Nuclear Regulatory Commission (the "NRC") is not required, TU Electric, as the licensee of a jurisdictional plant, has notified the NRC of the Mergers and the NRC is reviewing the matter.


   Item 4    PROCEDURES

             On November 15, 1996, the Commission issued the

   requisite notice under Rule 23 with respect to the filing of this Application/Declaration.

             It is submitted that a recommended decision by a

   hearing or other responsible officer of the Commission is not needed for approval of the proposed Mergers.  The Division of

   Investment Management may assist in the preparation of the

   Commission's decision.  There should be no waiting period

   between the issuance of the Commission's order and the date on which it is to become effective.

   Item 5    EXHIBITS AND FINANCIAL STATEMENTS

   A.   Exhibits

        A-1       Restated Articles of Incorporation of the
                  Company (filed as Annex VIII to the
                  Registration Statement on Form S-4 on
                  September 20, 1996 (Registration No. 333-
                  12391), and incorporated herein by reference).

        A-2       Bylaws of the Company (filed as Annex IX to the
                  Registration Statement on Form S-4 on
                  September 20, 1996 (Registration No. 333-
                  12391), and incorporated herein by reference).

        B-1 Amended and Restated Agreement and Plan of Merger (filed as Annex I to the Registration Statement on Form S-4 on September 20, 1996 (Registration No. 333-12391), and incorporated herein by reference).

        C-1       Registration Statement of the Company on Form
                  S-4 (filed on September 20, 1996 (Registration
                  No. 333-12391) and incorporated herein by reference).

        C-2       Joint Proxy Statement and Prospectus of TUC and
                  ENSERCH (included in Exhibit C-1).

        D-1       Letter of the Railroad Commission of Texas.
                  (previously filed)

        D-2 Affidavit of Robert M. Spann (previously filed).

        E-1 Map of service areas of TU Electric, SESCO and ENSERCH (filed under cover of Form SE).

        F-1       Opinion of counsel (to be filed by amendment).

        F-2 Past-tense opinion of counsel (to be filed by amendment).

        G-1       Opinion of Barr Devlin & Co. Incorporated
                  (filed as Annex III to the Registration
                  Statement on Form S-4 on September 20, 1996
                  (Registration No. 333-12391), and incorporated herein by reference).

        G-2       Opinion of Morgan Stanley & Co. Incorporated
                  (filed as Annex III to the Registration
                  Statement on Form S-4 on September 20, 1996
                  (Registration No. 333-12391), and incorporated herein by reference).

        H-1 Annual Report of TUC on Form 10-K for the year ended December 31, 1995 (filed on March 5,
                  1996) (File No. 1-3591) and incorporated herein by reference).

        H-2 Annual Report of ENSERCH on Form 10-K for the year ended December 31, 1995 (filed on March
                  27, 1996) (File No. 1-3183) and incorporated herein by reference).

        H-3 TUC Quarterly Report on Form 10-Q for the quarter ended March 31, 1996 (filed on May 15,
                  1996) (File No. 1-3591) and incorporated herein by reference).

        H-4 ENSERCH Quarterly Report on Form 10-Q for the quarter ended March 31, 1996 (filed on May 14,
                  1996) (File No. 1-3183) and incorporated herein by reference).

        H-5 TUC Quarterly Report on Form 10-Q for the quarter ended June 30, 1996 (Filed on August 8,
                  1996)  (File No. 1-3591) and incorporated
                  herein by reference.

        H-6 ENSERCH Quarterly Report on Form 10-Q for the quarter ended June 30, 1996 (Filed on August
                  12, 1996) (Filed No. 1-3183) and incorporated herein by reference.

        H-7 TUC Quarterly Report on Form 10-Q for the quarter ended September 30, 1996 (Filed on
                  November 8, 1996) (File No. 1-3591) and incorporated herein by reference.

        H-8 ENSERCH Quarterly Report on Form 10-Q for the quarter ended September 30, 1996 (Filed on
                  November 14, 1996) (Filed No. 1-3183) and incorporated herein by reference.

   B.   Financial Statements

        FS-1 TUC Holding Company Unaudited Pro Forma Condensed Consolidated Balance Sheets as of December 31, 1995 and June 30, 1996 (see Registration Statement on Form S-4 of TUC (Exhibit C-1 hereto) at p. 82-83).

        FS-2 TUC Holding Company Unaudited Pro Forma Condensed Consolidated Statements of Income for the year ended December 31, 1996 and the six months ended June 30, 1996. (See Registration Statement on Form S-4 of TUC (Exhibit C-1 hereto) at pp. 84-85).

        FS-3      TUC Consolidated Balance Sheet as of December
                  31, 1995 (see Annual Report of TUC on Form 10-K for the year ended December 31, 1995 (Exhibit
                  H-1 hereto).

        FS-4 TUC Consolidated Statements of Income for its last three fiscal years (see Annual Report of TUC on Form 10-K for the year ended December
                  31, 1995 (Exhibit H-1 hereto).

        FS-7      ENSERCH Consolidated Balance Sheet as of
                  December 31, 1995 (see Annual Report of ENSERCH on Form 10-K for the year ended December 31, 1995 (Exhibit H-2 hereto).

        FS-8 ENSERCH Consolidated Statement of Income for its last three fiscal years (see Annual Report of ENSERCH on Form 10-K for the year ended
                  December 31, 1995 (Exhibit H-2 hereto).

   Item 6    INFORMATION AS TO ENVIRONMENTAL EFFECTS

             The Mergers involve neither a "major federal action"

   nor "significantly affects the quality of the human

   environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et

   seq. The Commission's declaration of the effectiveness of the

   Company's Registration Statement on Form S-4, the expiration of the applicable waiting period under the HSR Act, Railroad

   Commission Review, and Commission approval of this

   Application/Declaration.  Consummation of the Mergers will not result in changes in the operations of TUC or ENSERCH that would have any impact on the environment.  No federal agency is preparing an environmental impact statement with respect to this matter.



                             SIGNATURE

             Pursuant to the requirements of the Public Utility

   Holding Company Act of 1935, the undersigned company has duly caused this application and declaration to be signed on its behalf by the undersigned thereunto duly authorized.



                                 TUC HOLDING COMPANY


                                 By: /s/ H. Jarrell Gibbs
                                     Name:  H. Jarrell Gibbs
                                     Title: President


   Date:  December 19, 1996